Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2017 and for the six-month and three-month periods ended as of that date, presented comparatively.

Legal Information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 85, beginning on July 1, 2017

Legal address: Moreno 877, 23rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: October 31, 2014 and its reinstatement on November 14, 2014

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 501,642,804 common shares

Common Stock subscribed, issued and paid up (millions of Ps.): 502

Parent Company: Inversiones Financieras del Sur S.A.

Legal address: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay

Parent Company Activity: Investment

Direct ownership interest: 154,462,983 shares

Voting stock (direct and indirect equity interest): 30.94% (*)

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,642,804 (**)	502

(*) For computation purposes, Treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
Acres	Agropecuaria Acres del Sud S.A.
Adama	Adama Agricultural Solutions Ltd.
Agropecuarias SC	Agropecuarias Santa Cruz de la Sierra S.A.
BACS	Banco de Crédito y Securitización S.A.
Baicom	Baicom Networks S.A.
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Carnes Pampeanas	Sociedad Anónima Carnes Pampeanas S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	National Securities Commission
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
Cyrsa	Cyrsa S.A.
DIC	Discount Investment Corporation Ltd.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2017
ETH	C.A.A. Extra Holdings Ltd.
CPF	Collective Promotion Funds
IASB	International Accounting Standards Board
IDB Tourism	IDB Tourism (2009) Ltd.
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standard
NIS	New Israeli Shekel
NPSF	Nuevo Puerto Santa Fe S.A.
Ombú	Ombú Agropecuaria S.A.
NCN	Non-convertible notes
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
Yuchan	Yuchán Agropecuaria S.A.
Yatay	Yatay Agropecuaria S.A.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2017 and June 30, 2017
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
	Note	12.31.17	06.30.17
ASSETS
Non-current assets
Investment properties	8	114,026	100,189
Property, plant and equipment	9	32,859	31,150
Trading properties	10	3,497	4,534
Intangible assets	11	12,869	12,443
Biological assets	12	700	671
Investment in associates and joint ventures	7	8,595	8,227
Deferred income tax assets	20	1,722	1,631
Income tax credit		127	229
Restricted assets	14	1,153	528
Trade and other receivables	15	5,872	5,456
Financial assets held for sale	14	6,667	6,225
Investment in financial assets	14	1,266	1,772
Derivative financial instruments	14	1	31
Total Non-current assets		189,354	173,086
Current assets
Trading properties	10	2,962	1,249
Biological assets	12	876	559
Inventories	13	4,972	5,036
Restricted assets	14	1,159	541
Income tax credit		84	340
Financial assets held for sale	14	2,503	2,337
Groups of assets held for sale	30	3,062	2,681
Trade and other receivables	15	18,714	18,336
Investment in financial assets	14	19,113	11,853
Derivative financial instruments	14	92	65
Cash and cash equivalents	14	30,013	25,363
Total Current assets		83,550	68,360
TOTAL ASSETS		272,904	241,446
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		19,395	16,405
Non-controlling interest		40,923	32,768
TOTAL SHAREHOLDERS' EQUITY		60,318	49,173
LIABILITIES
Non-current liabilities
Trade and other payables	17	2,392	3,988
Borrowings	19	130,210	112,025
Deferred income tax liabilities	20	22,631	23,125
Derivative financial instruments	14	103	86
Payroll and social security liabilities		100	140
Provisions	18	813	955
Employee benefits		823	763
Total Non-current liabilities		157,072	141,082
Current liabilities
Trade and other payables	17	25,741	21,970
Income tax and minimum presumed income tax liabilities		428	817
Payroll and social security liabilities		2,187	2,254
Borrowings	19	23,942	23,287
Derivative financial instruments	14	182	114
Provisions	18	947	894
Group of liabilities held for sale	30	2,087	1,855
Total Current liabilities		55,514	51,191
TOTAL LIABILITIES		212,586	192,273
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		272,904	241,446

  The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo Héctor Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the six-month and three-month periods ended December 31, 2017 and 2016
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.17	12.31.16 (recast)	12.31.17	12.31.16 (recast)
Revenues	21	45,926	38,696	24,250	19,846
Costs	22	(31,721)	(27,275)	(16,809)	(14,042)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		224	69	149	31
Changes in the net realizable value of agricultural products after harvest		89	(77)	37	21
Gross profit		14,518	11,413	7,627	5,856
Net gain from fair value adjustment of investment properties		11,667	4,044	8,214	2,608
Gain from disposal of farmlands		-	72	-	(1)
General and administrative expenses	23	(2,427)	(1,997)	(1,322)	(1,057)
Selling expenses	23	(8,043)	(6,819)	(4,330)	(3,515)
Other operating results, net	24	624	(113)	593	(110)
Management fees		(516)	(246)	(486)	(218)
Profit from operations		15,823	6,354	10,296	3,563
Share of profit / (loss) of associates and joint ventures	7	380	53	(9)	56
Profit from operations before financing and taxation		16,203	6,407	10,287	3,619
Finance income	25	749	590	382	287
Finance cost (i)	25	(8,918)	(5,154)	(3,560)	(2,951)
Other financial results	25	1,231	1,623	916	1,303
Financial results, net	25	(6,938)	(2,941)	(2,262)	(1,361)
Profit before income tax		9,265	3,466	8,025	2,258
Income tax	20	457	(1,015)	1,682	(436)
Profit for the period from continuing operations		9,722	2,451	9,707	1,822
Profit from discontinued operations after income tax	31	207	4,273	194	4,624
Profit for the period		9,929	6,724	9,901	6,446

Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		1,084	1,163	1,058	473
Share of other comprehensive income loss of associates and joint ventures		214	511	245	201
Change in the fair value of hedging instruments net of income taxes		(33)	(10)	(24)	(66)
Items that may not be reclassified subsequently to profit or loss:
Actuarial (loss) / income from defined benefit plans		(47)	(19)	(34)	3
Share of other comprehensive income generated by associates		-	-	-	3
Other comprehensive income for the period from continuing operations		1,218	1,645	1,245	614
Other comprehensive (loss) / income for the period from discontinued operations		(8)	-	78	-
Total other comprehensive income for the period		1,210	1,645	1,323	614
Total comprehensive income for the period		11,139	8,369	11,224	7,060
Total comprehensive income from continuing operations		10,940	4,096	10,952	2,436
Total comprehensive income from discontinued operations		199	4,273	272	4,624
Total comprehensive income for the period		11,139	8,369	11,224	7,060
Profit for the period attributable to:
Equity holders of the parent		4,613	2,197	4,392	2,174
Non-controlling interest		5,316	4,527	5,509	4,272
Profit from continuing operations attributable to:
Equity holders of the parent		4,524	718	4,257	530
Non-controlling interest		5,198	1,733	5,450	1,292
Total comprehensive income for the period attributable to:
Equity holders of the parent		4,973	2,697	4,759	2,311
Non-controlling interest		6,166	5,672	6,465	4,749
Profit for the period per share attributable to equity holders of the parent:
Basic		9.238	4.426	8.872	4.381
Diluted		9.195	4.405	8.830	4.361
Profit per share from continuing operations attributable to equity holders of the parent:
Basic		9.061	1.446	8.628	1.066
Diluted		9.018	1.439	8.588	1.064

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

The previous period has been recast due to the change in the accounting policy for investment properties described in Note 2.2.a.

(i)
As of December 31, 2017, it includes Ps. (2,228) which corresponds to the DIC’s debt exchange (see Note 19).
PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo Héctor Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2017
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of July 1, 2017	499	3	65	659	20	83	1,516	2,496	11,064	16,405	32,768	49,173
Profit for the period	-	-	-	-	-	-	-	-	4,613	4,613	5,316	9,929
Other comprehensive income for the period	-	-	-	-	-	-	-	360	-	360	850	1,210
Total comprehensive income for the period	-	-	-	-	-	-	-	360	4,613	4,973	6,166	11,139
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 31, 2017	-	-	-	-	-	-	-	-	-	-	-	-
- Legal reserve	-	-	-	-	-	30	-	-	(30)	-	-	-
- Cash dividends distribution	-	-	-	-	-	-	-	-	(395)	(395)	-	(395)
- Reserve for new developments	-	-	-	-	-	-	-	1,371	(1,371)	-	-	-
Reserve for share-based payments	-	-	-	-	-	-	-	2	-	2	43	45
Equity incentive plan granted	-	-	-	-	-	-	-	1	-	1	-	1
Changes in interest in subsidiaries	-	-	-	-	-	-	-	(1,590)	-	(1,590)	11	(1,579)
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	(1)	-	(1)	-	(1)
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	(916)	(916)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(631)	(631)
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	-	3,480	3,480
Issuance of capital	-	-	-	-	-	-	-	-	-	-	2	2
Balance as of December 31, 2017	499	3	65	659	20	113	1,516	2,639	13,881	19,395	40,923	60,318

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
(i)   Includes Ps. 1 and Ps. 1 of inflation adjustment of treasury shares as of December 31, 2017 and June 30, 2017, respectively.
(ii)  Coresponding to General Resolution 609/12 of the National Securities Commission. Note 19 to the Consolidated Financial Statements as of June 30,2017.
(iii) Group’s Other reserves at December 31, 2017 are comprised follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Reserve shared-based compensation	Reserve for new developments	Reserve for defined benefit plans	Hedging instruments	Reserve for the acquisition of securities issued by the Company	Other Reserves Subsidiaries	Total Other reserves
Balance as of July 1, 2017	(24)	243	2,123	103	-	(23)	49	25	-	2,496
Other comprehensive income / (loss) for the period	-	-	396	-	-	(53)	17	-	-	360
Total comprehensive income / (loss) for the period	-	-	396	-	-	(53)	17	-	-	360
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 31, 2017
- Reserve for new developments	-	-	-	-	1,371	-	-	-	-	1,371
Reserve for share-based payments	-	-	-	2	-	-	-	-	-	2
Equity incentive plan granted	-	-	-	1	-	-	-	-	-	1
Changes in interest in subsidiaries	-	(1,590)	-	-	-	-	-	-	-	(1,590)
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	-	(1)	(1)
Balance as of December 31, 2017	(24)	(1,347)	2,519	106	1,371	(76)	66	25	(1)	2,639

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo Héctor Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2016
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of July 1, 2016 (recast)	495	7	65	659	16	83	1,516	1,299	9,521	13,661	23,539	37,200
Profit for the period	-	-	-	-	-	-	-	-	2,197	2,197	4,527	6,724
Other comprehensive income for the period	-	-	-	-	-	-	-	500	-	500	1,145	1,645
Total comprehensive income for the period	-	-	-	-	-	-	-	500	2,197	2,697	5,672	8,369
As resolved by Ordinary Shareholders' Meeting held on October 30 and November 26, 2015:
- Share Distribution	4	(4)	-	-	-	-	-	-	-	-	-	-
- Release of reserve for future dividends	-	-	-	-	-	-	-	(31)	31	-	-	-
Reserve shared-based compensation	-	-	-	-	-	-	-	7	-	7	3	10
Equity incentive plan granted	-	-	-	-	4	-	-	(5)	1	-	-	-
Changes in interest in subsidiaries	-	-	-	-	-	-	-	(131)	-	(131)	1,101	970
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	45	45
Capital reduction	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	-	-	-	42	42
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(252)	(252)
Contributions from non-controlling interest	-	-	-	-	-	-	-	-	-	-	2	2
Balance as of December 31, 2016 (recast)	499	3	65	659	20	83	1,516	1,639	11,750	16,234	30,151	46,385

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
(i)   Includes Ps. 1 and Ps. 1 of inflation adjustment of treasury shares as of December 31, 2016 and June 30, 2016, respectively.
(ii)  Coresponding to General Resolution 609/12 of the National Securities Commission. Note 19 to the Consolidated Financial Statements as of June 30,2017.
(iii) Group’s Other reserves at December 31, 2016 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Reserve shared-based compensation	Reserve for future dividends	Reserve for defined benefit plans	Hedging instruments	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of July 1, 2016 (recast)	(32)	118	1,040	95	31	(6)	21	32	1,299
Other comprehensive income for the period	-	-	507	-	-	(7)	-	-	500
Total comprehensive income for the period	-	-	507	-	-	(7)	-	-	500
As resolved by Ordinary Shareholders' Meeting held on October 30 and November 26, 2015:
- Share Distribution	7	-	-	-	-	-	-	(7)	-
- Release of reserve for future dividends	-	-	-	-	(31)	-	-	-	(31)
Reserve for share-based payments	-	-	-	7	-	-	-	-	7
Equity incentive plan granted	-	-	-	(5)	-	-	-	-	(5)
Changes in non- controlling interest	-	(131)	-	-	-	-	-	-	(131)
Balance as of December 31, 2016 (recast)	(25)	(13)	1,547	97	-	(13)	21	25	1,639

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo Héctor Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2017 and 2016
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.17	12.31.16 (recaast)
Operating activities:
Cash generated from continuing operating activities before income tax	16	6,020	5,324
Income tax paid		(230)	(488)
Net cash generated from continuing operating activities		5,790	4,836
Net cash generated from / (used in) discontinued operating activities		246	(209)
Net cash generated from operating activities		6,036	4,627
Investing activities:
Increase / (decrease) of equity interest in associates and joint ventures		12	(360)
Payment for subsidiary acquisiition, net of cash acquired		(719)	(46)
Proceeds from sale of equity interest in associates and joint ventures		241	-
Acquisition and improvements of investment properties		(1,247)	(1,349)
Proceeds from sales of investment properties		258	171
Acquisitions and improvements of property, plant and equipment		(1,912)	(1,427)
Advance payments		(150)	(6)
Advanced proceeds from sales of farmlands		76	-
Proceeds from sales of property, plant and equipment		7	1
Proceeds from sales of farmlands		7	69
Proceeds from liquidation of associate		65	-
Acquisition of intangible assets		(325)	(212)
Acquisition of investments in financial instruments		(14,769)	(1,947)
Proceeds from disposal of investments in financial assets		9,052	3,345
Increase in restricted assets, net		(624)	-
Loans granted to related parties		(345)	(4)
Loans		(88)	-
Loans repayment received		558	-
Loans repayment received from related parties		-	12
Dividends received		85	73
Net cash used in continuing investing activities		(9,818)	(1,680)
Net cash (used in) / generated from discontinued investing activities		(61)	4,027
Net cash (used in) / generated from investing activities		(9,879)	2,347
Financing activities:
Repurchase of non-convertible notes		(4)	(235)
Proceeds from borrowings		16,728	14,797
Repayment of borrowings		(7,706)	(10,006)
Payment of seller financing		(41)	-
Contributions from non-controlling interest		82	2
Acquisition of non-controlling interest in subsidiaries		(615)	(1,024)
Capital distribution of minority interest in subsidiaries		(18)	(43)
Dividends paid		(553)	(613)
Payment of derivative financial instruments		(395)	-
Proceeds from derivative financial instruments		138	83
Payment of derivative financial instruments		(29)	(90)
Dividends paid to non-controlling interest in subsidiaries		(179)	-
Proceeds from sales of non-controlling interest in subsidiaries		3,356	2,440
Interest paid		(2,745)	(2,541)
Net cash generated from continuing financing activities		8,019	2,770
Net cash used in discontinued financing activities		(111)	(515)
Net cash generated from financing activities		7,908	2,255
Net increase in cash and cash equivalents from continuing activities		3,991	5,926
Net increase in cash and cash equivalents from discontinued activities		74	3,303
Net increase in cash and cash equivalents		4,065	9,229
Cash and cash equivalents at beginning of the period	14	25,363	14,096
Cash and cash equivalents reclassified to held for sale		(74)	-
Foreign exchange gain on cash and changes in fair value of cash equivalents		659	713
Cash and cash equivalents at the end of the period		30,013	24,038

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statement
PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo Héctor Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s directly principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

IFISA is the parent company and is a corporation established and domiciled in Uruguay, and IFIS Limited is the ultimate parent company.

These Financial Statements have been approved for issue by the Board of Directors on February 9, 2018.

As of December 31, 2017, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business, which is divided into two operations centers: (a) Operations Center in Argentina and (b) Operations Center in Israel. They are developed through several operating companies and the main ones are listed below:

(*)
Corresponds to Group’s associates, which are hence excluded from consolidation.
(**)
See note 4. for more information about the changes within the Operation Center in Israel.

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
CC.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.
Summary of significant accounting policies

2.1.
Basis of preparation of the Unaudited Financial Statements

The current Financial Statements have been prepared in accordance with IAS 34 "Interim Financial Reporting", therefore, should be read together with the Annual Financial Statements of the Group as of June 30, 2017, prepared in accordance with IFRS in force. Furthermore, these Financial Statements include supplementary information required by Law N° 19,550 and/or regulations of CNV. Such information is included in notes to the Financial Statements according to IFRS.

These Financial Statements corresponding to the six-month periods ended as of December 31, 2017 and 2016 have not been audited. The management considers they include all necessary adjustments to fairly present the results of each period. Results for the six-month periods ended as of December 31, 2017 and 2016 do not necessarily reflect the proportion of the Group’s full year results.

Under IAS 29 “Financial Reporting in Hyperinflationary Economies”, the Financial Statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure as of the date of this Consolidated Financial Statements. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three year period.

For the Group's business in Argentina, considering the released inflation data, the declining inflation trend and in view that all other indicators do not lead to a final conclusion, the Management understands that there is no enough evidence to conclude that Argentina is a hyperinflationary economy. Therefore, no restatement has been applied on financial information, as set forth by IAS 29, for the reported periods. However, over the last years, certain macroeconomic variables, such as payroll costs and goods prices, have experienced significant annual changes, which should be taken into consideration in assessing and interpreting the financial situation and results of operations of the Group in these Financial Statements.

The consolidated Financial Statements are presented in millions of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘Ps.’, are in Argentine Pesos, references to ‘US$’ or ‘US Dollar’ are in millions of United States dollars, references to ‘Rs.’ are in millions of Brazilian Reais and references to "NIS" are in millions of New Israeli Shekel.

2.2
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements under IFRS as described in Note 2 to the Annual Financial Statements as of June 30, 2017.

2.2.a)
Changes to Financial Statements previously issued due to change in accounting policies

As mentioned in Note 2 to the Consolidated Financial Statements as of June 30, 2017, during the fiscal year ended June 30, 2017 the Group’s Board of Directors decided to change the accounting policy for investment property from cost model to fair value model, as permitted under IAS 40. Therefore, the previously issued Interim Financial Statements were retroactively changed as required by IAS 8.

The tables below include the reconciliation between the Statements of Income and of the Statements of Comprehensive Income / (Operations) for the six and three-month periods ended December 31, 2016 as they were originally issued, and the statements included in these Financial Statements for comparative purposes. There is no impact on the relevant total amounts in the Consolidated Statement of Cash Flows.

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Six months
	12.31.16 (as originally issued)	12.31.16 (adjustment)		12.31.16 (other reclassifications) i)	12.31.16 (recast)
Sales, rental and services income	38,696	-		-	38,696
Costs	(28,447)	1,383	a) and h)	(211)	(27,275)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	921	(852)	h)	-	69
Changes in the net realizable value of agricultural products after harvest	(77)	-		-	(77)
Gross profit / (loss)	11,093	531		(211)	11,413
Gain / (loss) from disposal of investment properties	103	(103)	b)	-	-
Net gain from fair value adjustment of investment properties	-	4,044	c)	-	4,044
Gain from disposal of farmlands	72	-		-	72
General and administrative expenses	(2,019)	-		22	(1,997)
Selling expenses	(7,004)	-		185	(6,819)
Other operating results, net	(115)	(2)		4	(113)
Management fees	(104)	(142)	f)	-	(246)
Profit from operations	2,026	4,328		-	6,354
Share of (loss) / profit of associates and joint ventures	(102)	86	d)	69	53
Profit before financing and taxation	1,924	4,414		69	6,407
Finance income	812	-		(222)	590
Finance cost	(5,307)	-		153	(5,154)
Other financial results	1,623	-		-	1,623
Financial results, net	(2,872)	-		(69)	(2,941)
(Loss) / Profit before income tax	(948)	4,414		-	3,466
Income tax	495	(1,510)	e)	-	(1,015)
(Loss) / Profit from continuing operations	(453)	2,904		-	2,451
Profit from discontinued operations	4,273	-		-	4,273
Profit for the period	3,820	2,904		-	6,724

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	984	179	g)	-	1,163
Share of other comprehensive income loss of associates and joint ventures	455	56	d)	-	511
Change in the fair value of hedging instruments net of income taxes	(10)	-		-	(10)
Items that may not be reclassified subsequently to profit or loss, net of income tax
Actuarial loss from defined contribution plans	(19)	-		-	(19)
Other comprehensive income for the period from continuing operations	1,410	235		-	1,645
Total comprehensive income for the period	5,230	3,139		-	8,369

Profit for the period attributable to:
Equity holders of the parent:	919	1,278		-	2,197
Non-controlling interest:	2,901	1,626		-	4,527
Total comprehensive income for the period attributable to:
Equity holders of the parent:	1,347	1,350		-	2,697
Non-controlling interest:	3,883	1,789		-	5,672

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Three months
	12.31.16(as originally issued)	12.31.16 (adjustment)		12.31.16 (other reclassifications) i)	12.31.16 (recast)
Sales, rental and services income	18,946	-		900	19,846
Costs	(13,928)	776	a) and h)	(890)	(14,042)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	539	(508)	h)	-	31
Changes in the net realizable value of agricultural products after harvest	21	-		-	21
Gross profit	5,578	268		10	5,856
Gain from disposal of investment properties	84	(84)	b)	-	-
Net gain from fair value adjustment of investment properties	-	2,608	c)	-	2,608
Loss from disposal of farmlands	(1)	-		-	(1)
General and administrative expenses	(997)	-		(60)	(1,057)
Selling expenses	(3,573)	-		58	(3,515)
Other operating results, net	(94)	(27)		11	(110)
Management fees	(104)	(114)	f)	-	(218)
Profit from operations	893	2,651		19	3,563
Share of (loss) / profit of associates and joint ventures	(47)	61	d)	42	56
Profit before financing and taxation	846	2,712		61	3,619
Finance income	401	-		(114)	287
Finance cost	(3,011)	-		60	(2,951)
Other financial results	1,303	-		-	1,303
Financial results, net	(1,307)	-		(54)	(1,361)
(Loss) / Profit before income tax	(461)	2,712		7	2,258
Income tax	523	(959)	e)	-	(436)
(Loss) / Profit from continuing operations	62	1,753		7	1,822
Profit / (Loss) from discontinued operations	4,631	-		(7)	4,624
Profit for the period	4,693	1,753		-	6,446

Other comprehensive income):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	355	118	g)	-	473
Share of other comprehensive income loss of associates and joint ventures	160	41	d)	-	201
Change in the fair value of hedging instruments net of income taxes	(66)	-		-	(66)
Items that may not be reclassified subsequently to profit or loss, net of income tax
Actuarial loss from defined contribution plans	3	-		-	3
Other income generated in associates	3	-		-	3
Other comprehensive income for the period from continuing operations	455	159		-	614
Total comprehensive income for the period	5,148	1,912		-	7,060

Profit for the period attributable to:
Equity holders of the parent:	1,404	770		-	2,174
Non-controlling interest:	3,289	983		-	4,272
Total comprehensive income for the period attributable to:
Equity holders of the parent:	1,492	819		-	2,311
Non-controlling interest:	3,656	1,093		-	4,749

a)
It corresponds to the elimination of depreciation expense for investment properties, and the adjustment, if applicable, to the depreciation of property, plant and equipment to adjust the value of transfers from investment property to that item.
b)
It corresponds to the elimination of the gain/loss on the sale of investment properties, for such property is accounted for at its fair value on the date of sale, which generally coincides with the transaction price (see point d).
c)
It represents the net change in the fair value of investment properties.
d)
It relates to change in the value, as per the equity method, in associates and joint ventures after applying the change to equity in the accounting policy implemented by the Group.
e)
It reflects the tax effect on the items indicated above, as applicable.
f)
It pertains to re-measurement of management fees, as indicated in Note 32 to the Annual Financial Statements.
g)
It pertains to exchange differences related to the change in the accounting policy implemented by the Group in subsidiaries, associates and joint ventures with functional currency other than the peso.
h)
It corresponds to changes in presentation of cost of production. See Note 2.2.b).
i)
See Note 2.26 and 32 to the Annual Financial Statements.

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.2.b)
Changes in the presentation of Financial Statements previously issued due to change in accounting policies

Expenses relating to the agricultural activity include items as planting, harvesting, irrigation, agrochemicals, fertilizers, veterinary services and others. The Group chose not to continue to charge these costs to income as they are incurred; instead, it capitalized them as part of the cost of biological assets. The Group believes this change will help to better understand the performance of the agribusiness activity and therefore provides more relevant information to Management, users of the Financial Statements and others.

The Group has therefore retroactively changed the previously issued Consolidated Financial Statements as required by IAS 8. There is no impact on the total and subtotal amounts of the Financial Statements.

2.3
Use of estimates

The preparation of Financial Statements at a certain date requires the Management of the Group to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Financial Statements.

In the preparation of these Unaudited Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual Financial Statements for the year ended as of June 30, 2017, as described in Note 5 to those Financial Statements.

2.4
Comparability of information

Amounts as of June 30, 2017 and December 31, 2016 which are disclosed for comparative purposes have been taken from Financial Statements then ended, except for changes described in Notes 2.2.a) and 2.2.b).

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since March in the case of corn and soybean, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle and milk production tend to be more stable. However, beef cattle and milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

Operations Center in Argentina

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Operations Center in Israel

The operations of the Supermarket chain are subject to fluctuations of quarterly sales and income due to the increase in activity during religious holidays in different quarters throughout the year. For instance, in Pesaj (Passover) between March and April, and Rosh Hashaná (Jewish New Year), sometime between September and October each year.

The results of operations of Telecommunications and Tourism are also usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.
Acquisitions and disposals

Below are detailed the significant acquisitions and disposals for the six-month period ended December 31, 2017. The significant acquisitions and disposals for the fiscal year ended June 30, 2017, are detailed in Note 3 to the Annual Financial Statements.

Agricultural business

Sale of farmlands

On July 20, 2017, the Company executed a purchase-sale agreement for all of “La Esmeralda” establishment consisting of 9,352 hectares devoted to agricultural and cattle raising activities in the 9 de Julio district, Province of Santa Fe, Argentina. The total amount of the transaction was fixed at US$ 19 (US$/ha. 2,031), US$ 4 (equivalent to Ps. 69) of which have already been paid. As for the remaining balance of US$ 15, US$ 3 will be collected upon execution of conveyance deed and deliver of possession in June 2018, with the remaining balance being secured with a mortgage on real property, payable in 4 equal installments, with maturity in April 2022; the balances will accrue interest at a rate of 4%.

Sale of shares of FyO

On November 9, 2017 Cresud sold to a non-related party 154,929 shares of its subsidiary FyO, representing 9.493% of FyO’s capital stock for an amount f US$ 3.04, which were collected in full. As a result, Cresud reduced its equity interest in FyO from 59.6% to 50.1%.

This transaction was accounted in equity, resulting in an increase in non-controlling interest of Ps. 10.2 and an increase in the equity holders of the parent of Ps. 24.3, net of tax.

Urban properties and investments business

Operations Center in Argentina

Sale of ADS of IRSA CP

During October 2017, IRSA completed the sale in the secondary market of 10,240,000 ordinary shares of IRSA CP, par value Ps. 1 per share, represented by American Depositary Shares (“ADSs”), representing four ordinary shares each, which represents nearly 8.1% of IRSA CP capital for a total amount of Ps. 2,440 (US$ 138). After the transaction, IRSA’s direct and indirect interest in IRSA CP amounts to approximately 86.5%. This transaction was accounted in equity as an increase in the equity attributable to the parent for an amount of Ps. 172, net of taxes.

Operations Center in Israel

Purchase of DIC shares by Dolphin

As mentioned in Note 7 to the Consolidated Financial Statements as of June 30, 2017, in connection with the Promotion of Competition and Reduction of Concentration Law in Israel, after June 30, 2017, Dolphin Netherlands B.V. made a non-binding tender offer for the acquisition of all DIC shares held by IDBD. For purposes of the transaction, a committee of independent directors has been set up to assess the tender offer and negotiate the terms and conditions. The Audit Committee has issued an opinion without reservations as to the transaction in accordance with the terms of section 72 et al. of the Capital Markets Law N° 26,831.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

               In November 2017, Dolphin IL Investments Ltd. (Dolphin IL), a subsidiary of Dolphin Netherlands B.V., has subscribed the final documents for the acquisition of the total shares owned by IDBD in DIC.

The transaction has been made for an amount of NIS 1,843 (equivalent to NIS 17.20 per share of DIC). The consideration was paid NIS 70 in cash (equivalent to Ps. 348 as of the date of the transaction) and NIS 1,773 million (equivalent to Ps. 8,814 as of the date of the transaction) were financed by IDBD to Dolphin, maturing in five years, with the possibility of an extension of three additional years in tranches of one year each, that will accrue an initial interest of 6.5% annually, which will increase by 1% annually in case of extension for each annual tranche. Furthermore, guarantees have been implemented for IDBD, for IDBD bondholders and their creditors, through pledges of different degree of privilege over DIC shares resulting from the purchase. Moreover, a pledge will be granted in relation to 9,636,097 (equivalent to 6.38%) of the shares of DIC that Dolphin currently holds in the first degree of privilege in favor of IDBD and in second degree of privilege in favor of IDBD's creditors. This transaction has no effect in the Groups consolidation structure and has been accounted in equity as a decrease in the equity attributable to the parent for an amount of Ps. 72.

It should be noted that the financial position of IDBD and its subsidiaries at the Operations Center in Israel does not affect the financial position of IRSA and subsidiaries at the Operations Center in Argentina. In addition, the commitments and other covenants resulting from IDBD’s financial debt do not have impact on IRSA since such indebtedness has no recourse against IRSA and it is not granted by IRSA’s assets.

Purchase of IDBD shares by IFISA

In December 2017, Dolphin Netherlands BV (Dolphin), has executed a stock purchase agreement for all of the shares that IFISA held of IDBD, which amounted to 31.7% of the capital stock. In this way, as of the end of December 31, 2017, Dolphin holds the 100% of IDBD's shares.

The transaction was made at a price of NIS 398 (equivalent to NIS 1.894 per share and approximately to Ps. 1,968 as of the date of the transaction). As consideration of the transaction all receivables from IFISA to Dolphin have been canceled plus a payment of USD 33.7 (equivalents to Ps. 588 as of the date of the transaction). This transaction was accounted in equity as a decrease in the equity attributable to the parent for an amount of Ps. 1,853.

Tender offer for Clal

In July 2017, IDBD received a non-binding offer from an international group for the potential acquisition of its entire interest in Clal. The consideration will be based on the equity value of Clal, in accordance with Clal Financial Statement at the time of completing the transaction and is subject to the performance of a due diligence and the execution of an agreement, as well as obtaining the approvals required by law. IDBD is analyzing the offer. On June 30, 2017, this value amounted to NIS 4,880 (equivalent to approximately Ps. 23,278 as of the date of these Financial Statements), at the proportionate equity interest as of the date of the transaction. In November 2017 the period for the parties to execute an agreement for the sale of the shares, has expired. However, the parties continue negotiating according to the principles of the initial proposal. There is no certainty that the offer will go forward under the terms proposed, or that the transaction will be completed.

Sale of Shufersal shares

On December 24, 2017, DIC sold shares of Shufersal, in a manner whereby its equity interest decreased from 53.30% to 50.12%. The consideration with respect to the sale of the aforementioned shares amounted to approximately NIS 169.5 (equivalent to Ps. 847 as of the date of the transaction). This transaction was accounted in equity as an increase in the equity attributable to the parent for an amount of Ps. 244.

Acquisition of New Pharm

As mentioned in Note 3.G to the Consolidated Financial Statements as of June 30, 2017, Shufersal entered into an agreement for the purchase of the shares of New Pharm Drugstores Ltd. ("New Pharm"), representative of 100% of that Company’s share capital. On December 20, 2017, the transaction was completed and Shufersal is the sole shareholder of New Pharm, after the sale of one of its stores and the approval by the antitrust committee. The total consideration was NIS 151 (equivalent to Ps. 734 as of the date of the transaction).

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group is working on the allocation of the purchase price of the net assets acquired. The information below is preliminar and is subject to change. The following table summarizes the consideration, the fair value of the assets acquired and the liabilities assumed:

December 2017
Identified assets and assumed liabilities:

Assets	850
Liabilities	926
Total identified net assets	(76)
Goodwill (pending allocation)	810
Total consideration	734

Ispro

In August 2017, PBC’s Board of Directors, decided to start a process to examine the potential sale of its interest in Ispro. In this respect, it has received several offers. As of the date of these Financial Statements, the transaction does not comply with the requirements to be classified as assets held for sale.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with Note 4 to the Annual Financial Statements as of June 30, 2017. There have been no changes in the risk management or risk management policies applied by the Group since the fiscal year-end.

Since June 30, 2017, as of the date of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets and liabilities (either measured at fair value or amortized cost). Neither have been transfers between the several tiers used in estimating the fair value of the Group’s financial instruments.

6.
Segment information

As explained in Note 6. to the Consolidated Financial Statements as of June 30, 2017, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business. In addition, this last segment is reported divided from the geographic point of view in two Operations Centers to manage its global interests: Argentina and Israel. Below is a summary of the lines of business of the Group for the periods ended December 31, 2017 and 2016:

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	12.31.17
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Adjustment for share of profit / (loss) of joint ventures (*)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (**)	Total Statement of Income
Revenues	2,983	2,593	39,621	42,214	45,197	(28)	(103)	860	45,926
Costs	(2,484)	(517)	(27,896)	(28,413)	(30,897)	10	42	(876)	(31,721)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	172	-	-	-	172	1	51	-	224
Changes in the net realizable value of agricultural products after harvest	89	-	-	-	89	-	-	-	89
Gross profit / (loss)	760	2,076	11,725	13,801	14,561	(17)	(10)	(16)	14,518
Net gain from fair value adjustment of investment properties	170	10,472	1,150	11,622	11,792	(125)	-	-	11,667
General and administrative expenses	(208)	(445)	(1,793)	(2,238)	(2,446)	13	6	-	(2,427)
Selling expenses	(330)	(202)	(7,519)	(7,721)	(8,051)	4	4	-	(8,043)
Other operating results, net	17	(45)	635	590	607	17	-	-	624
Management fees	(14)	(372)	(130)	(502)	(516)	-	-	-	(516)
Profit / (loss) from operations	395	11,484	4,068	15,552	15,947	(108)	-	(16)	15,823
Share of (loss) / profit of associates and joint ventures	(5)	461	(227)	234	229	151	-	-	380
Segment profit / (loss)	390	11,945	3,841	15,786	16,176	43	-	(16)	16,203

Reportable assets	8,679	56,496	194,258	250,754	259,433	(707)	14,162	-	272,888
Reportable liabilities	-	-	(170,926)	(170,926)	(170,926)	-	(41,660)	-	(212,586)
Net reportable assets	8,679	56,496	23,332	79,828	88,507	(707)	(27,498)	-	60,302

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	12.31.16 (recast)
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (**)	Total Statement of Income
Revenues	1,969	2,085	34,021	36,106	38,075	(35)	745	(89)	38,696
Costs	(1,721)	(409)	(24,463)	(24,872)	(26,593)	23	(759)	54	(27,275)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	36	-	-	-	36	2	-	31	69
Changes in the net realizable value of agricultural products after harvest	(77)	-	-	-	(77)	-	-	-	(77)
Gross profit / (loss)	207	1,676	9,558	11,234	11,441	(10)	(14)	(4)	11,413
Net gain from fair value adjustment of investment properties	329	3,290	973	4,263	4,592	(548)	-	-	4,044
Gain from disposal of farmlands	72	-	-	-	72	-	-	-	72
General and administrative expenses	(160)	(367)	(1,478)	(1,845)	(2,005)	4	-	4	(1,997)
Selling expenses	(256)	(185)	(6,381)	(6,566)	(6,822)	2	-	1	(6,819)
Other operating results, net	8	(19)	(95)	(114)	(106)	(6)	-	(1)	(113)
Management fees	(13)	(144)	(89)	(233)	(246)	-	-	-	(246)
Profit / (loss) from operations	187	4,251	2,488	6,739	6,926	(558)	(14)	-	6,354
Share of profit / (loss) of associates and joint ventures	1	(58)	86	28	29	24	-	-	53
Segment profit / (loss)	188	4,193	2,574	6,767	6,955	(534)	(14)	-	6,407

Reportable assets	6,311	41,908	154,468	196,376	202,687	(618)	-	10,539	212,608
Reportable liabilities	-	-	(133,155)	(133,155)	(133,155)	-	-	(33,795)	(166,950)
Net reportable assets	6,311	41,908	21,313	63,221	69,532	(618)	-	(23,256)	45,658

(*)
Represents the equity value of joint ventures that were proportionately consolidated for the segment information.
(**)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for right to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 16 and Ps. 90, as of December 31, 2017 and 2016.

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business:

	12.31.17
	Agricultural production	Land transformation and sales	Others	Total Agricultural business
Revenues	1,800	-	1,183	2,983
Costs	(1,389)	(7)	(1,088)	(2,484)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	172	-	-	172
Changes in the net realizable value of agricultural products after harvest	89	-	-	89
Gross profit / (loss)	672	(7)	95	760
Net gain from fair value adjustment of investment properties	-	170	-	170
General and administrative expenses	(142)	(1)	(65)	(208)
Selling expenses	(250)	-	(80)	(330)
Other operating results, net	14	-	3	17
Management fees	(9)	(5)	-	(14)
Profit / (loss) from operations	285	157	(47)	395
Share of gain / (loss) of associates	2	-	(7)	(5)
Segment profit / (loss)	287	157	(54)	390

Investment properties	633	-	-	633
Property, plant and equipment	5,508	12	105	5,625
Investments in associates	43	-	(3)	40
Other reportable assets	2,006	-	375	2,381
Reportable assets	8,190	12	477	8,679

	12.31.16 (recast)
	Agricultural production	Land transformation and sales	Others	Total Agricultural business
Revenues	1,093	-	876	1,969
Costs	(921)	(5)	(795)	(1,721)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	36	-	-	36
Changes in the net realizable value of agricultural products after harvest	(77)	-	-	(77)
Gross profit / (loss)	131	(5)	81	207
Net gain from fair value adjustment of investment properties	-	329	-	329
Gain from disposal of farmlands	-	72	-	72
General and administrative expenses	(111)	-	(49)	(160)
Selling expenses	(190)	-	(66)	(256)
Other operating results, net	6	-	2	8
Management fees	-	(13)	-	(13)
Profit from operations	(164)	383	(32)	187
Share of gain / (loss) of associates	4	-	(3)	1
Segment (loss) / profit	(160)	383	(35)	188

Investment properties	518	-	-	518
Property, plant and equipment	3,907	18	77	4,002
Investments in associates	36	-	1	37
Other reportable assets	1,571	-	183	1,754
Reportable assets	6,032	18	261	6,311

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(II)
Urban properties and investments line of business:

The following tables present the reportable segments from the Operations Center in Argentina:

	12.31.17
	Shopping Malls	Offices and others	Sales and developments	Hotels	International	Financial operations, corporate and others	Total
Revenues	1,810	251	54	478	-	-	2,593
Costs	(173)	(17)	(20)	(307)	-	-	(517)
Gross profit	1,637	234	34	171	-	-	2,076
Net gain from fair value adjustment of investment properties	9,041	881	550	-	-	-	10,472
General and administrative expenses	(135)	(19)	(29)	(89)	(44)	(129)	(445)
Selling expenses	(108)	(17)	(9)	(57)	-	(11)	(202)
Other operating results, net	(24)	10	(23)	(2)	(4)	(2)	(45)
Management fees	(322)	(33)	(16)	(1)	-	-	(372)
Profit / (Loss) from operations	10,089	1,056	507	22	(48)	(142)	11,484
Share of profit of associates and joint ventures	-	25	11	-	41	384	461
Segment profit / (loss)	10,089	1,081	518	22	(7)	242	11,945

Investment and trading properties	37,987	8,783	5,319	-	-	-	52,089
Property, plant and equipment	55	41	-	170	58	-	324
Investment in associates and joint ventures	-	126	150	-	671	2,326	3,273
Other reportable assets	37	40	721	12	-	-	810
Reportable assets	38,079	8,990	6,190	182	729	2,326	56,496

	12.31.16 (recast)
	Shopping Malls	Offices and others	Sales and developments	Hotels	International	Financial operations, corporate and others	Total
Revenues	1,494	217	1	373	-	-	2,085
Costs	(146)	(17)	(14)	(232)	-	-	(409)
Gross profit	1,348	200	(13)	141	-	-	1,676
Net gain from fair value adjustment of investment properties	1,698	1,546	46	-	-	-	3,290
General and administrative expenses	(123)	(16)	(19)	(66)	(42)	(101)	(367)
Selling expenses	(93)	(22)	(9)	(46)	-	(15)	(185)
Other operating results, net	(24)	46	(30)	-	(9)	(2)	(19)
Management fees	(88)	(55)	-	(1)	-	-	(144)
Profit / (Loss) from operations	2,718	1,699	(25)	28	(51)	(118)	4,251
Share of profit of associates and joint ventures	(1)	32	7	-	(140)	44	(58)
Segment profit / (loss)	2,717	1,731	(18)	28	(191)	(74)	4,193

Investment and trading properties	28,386	6,800	4,368	-	-	-	39,554
Property, plant and equipment	48	32	3	165	2	-	250
Investment in associates and joint ventures	-	148	69	-	4	1,768	1,989
Other reportable assets	41	31	33	10	-	-	115
Reportable assets	28,475	7,011	4,473	175	6	1,768	41,908

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table presents the reportable segments of the Operations Center in Israel:

	12.31.17
	Real Estate	Supermarkets	Telecommunications	Insurance	Others	Total
Revenues	2,503	27,854	9,065	-	199	39,621
Costs	(753)	(20,654)	(6,377)	-	(112)	(27,896)
Gross profit	1,750	7,200	2,688	-	87	11,725
Net gain from fair value adjustment of investment properties	1,150	-	-	-	-	1,150
General and administrative expenses	(171)	(430)	(848)	-	(344)	(1,793)
Selling expenses	(51)	(5,659)	(1,787)	-	(22)	(7,519)
Other operating results, net	22	(103)	146	-	570	635
Management fees	(84)	(31)	(6)	-	(9)	(130)
Profit from operations	2,616	977	193	-	282	4,068
Share of (loss) / profit of associates and joint ventures	(146)	9	-	-	(90)	(227)
Segment profit	2,470	986	193	-	192	3,841

Reportable assets	88,661	42,214	31,115	9,170	23,098	194,258
Reportable liabilities	(70,253)	(30,443)	(24,447)	-	(45,783)	(170,926)
Net reportable assets / (liabilities)	18,408	11,771	6,668	9,170	(22,685)	23,332

	12.31.16 (recast)
	Real Estate	Supermarkets	Telecommunications	Insurance	Others	Total
Revenues	2,492	23,439	7,748	-	342	34,021
Costs	(1,234)	(17,769)	(5,275)	-	(185)	(24,463)
Gross profit	1,258	5,670	2,473	-	157	9,558
Net gain from fair value adjustment of investment properties	973	-	-	-	-	973
General and administrative expenses	(130)	(303)	(728)	-	(317)	(1,478)
Selling expenses	(46)	(4,593)	(1,714)	-	(28)	(6,381)
Other operating results, net	31	(31)	(19)	-	(76)	(95)
Management fees	(66)	(23)	-	-	-	(89)
Profit / (Loss) from operations	2,020	720	12	-	(264)	2,488
Share of (loss) / profit of associates and joint ventures	(87)	-	-	-	173	86
Segment profit / (loss)	1,933	720	12	-	(91)	2,574

Reportable assets	64,189	32,545	28,532	6,143	23,059	154,468
Reportable liabilities	(51,822)	(25,964)	(22,641)	-	(32,728)	(133,155)
Net reportable assets / (liabilities)	12,367	6,581	5,891	6,143	(9,669)	21,313

7.
Investment in associates and joint ventures

Changes in the Group’s investments in associates for the six-month period ended as of December 31, 2017 and for the year ended as of June 30, 2017 were as follows:

	12.31.17	06.30.17
Beginning of the period / year	8,155	17,128
Share-holding increase in associates and joint ventures	49	1,100
Capital contribution	89	172
Share of profit	380	365
Decrease for the control obtainment (Nota 4)	-	(59)
Incorporation by business combination (Nota 4)	-	107
Currency translation adjustment	214	305
Cash dividends (i)	(55)	(272)
Sale of associates	-	1
Liquidation distribution (ii)	(65)	-
Capital reduction	(150)	(32)
Hedging instruments	-	56
Defined benefit plans	-	(7)
Reclassification to held for sale	(44)	(10,709)
Others	6	-
End of the period / year (ii)	8,579	8,155

(i)
During the period ended December 31, 2017 the amount corresponds Ps. 23 to Condor, Ps. 13 to LRSA, Ps. 15 to Manaman and Ps. 4 to Agro-Uranga. During the fiscal year ended June 30, 2017 the amount corresponds Ps. 101 to Emco, Ps. 36 to Aviareps AG, Ps. 22 to Condor, Ps, 19 to Manibil, Ps. 7 to Millenium, Ps. 36 to Manaman, Ps. 12 to NPSF, Ps. 9 to LRSA, Ps. 7 to Cyrsa S.A., Ps. 1 to Baicom and Ps. 22 to Agro-Uranga
(ii)
It corresponds to the distribution following the partial liquidation of Baicom.
(iii)
As of December 31, 2017 and June 30, 2017 includes Ps. (16) and Ps. (72) respectively, reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 18).

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The table below lists additional information about the Group's investments in associates and joint ventures:

Name of the entity	% of ownership interest held		Value of Group's interest in equity		Group's interest in comprehensive income
	12.31.17	06.30.17	12.31.17	06.30.17	12.31.17	12.31.16 (recast)
Associates
New Lipstick (1)	49.90%	49.90%	(16)	(72)	56	(99)
BHSA	29.91%	29.91%	2,103	1,693	410	38
Condor	28.20%	28.72%	678	634	64	(35)
PBEL	45.40%	45.40%	726	768	122	48
Otras asociadas	-	-	1,472	1,597	(266)	393

Joint ventures
Quality	50.00%	50.00%	618	482	124	16
La Rural	50.00%	50.00%	124	113	24	(1)
Cresca S.A.	50.00%	50.00%	347	279	66	86
Mehadrin	45.41%	45.41%	1,338	1,312	26	(25)
Otros negocios conjuntos	-	-	1,189	1,349	(32)	94
Total associates and joint ventures			8,579	8,155	594	515

 (1)
Metropolitan, a subsidiary of New Lipstick, has renegotiated its non-recourse debt with IRSA, which amounted to US$ 113.1, and obtained a debt reduction of US$ 20 by the lending bank, an extension to April 30, 2020 and an interest rate reduction from LIBOR + 4 b.p. to 2 b.p. upon payment of US$ 40 in cash (US$ 20 in September 2017 and US$ 20 in October 2017), of which IRSA has contributed with US$ 20. Following the renegotiation, Metropolitan’s debt amounts to US$ 53.1. Additionally, Metropolitan has agreed to exercise on or before February 1, 2019 the purchase option on part of the land where the property is built and, to deposit the sum of money corresponding to 1% of the purchase price. Furthermore, Metropolitan has agreed to cause IRSA and other shareholders to furnish the bank, on or before February 1, 2020, with a payment guarantee with financial ratios acceptable to the Bank for the outstanding balance of the purchase price, or a letter of credit in relation to the loan balance then outstanding.

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Last financial statement issued
				Share capital (nominal value)	Income / (loss) for the year	Shareholders' equity
Associates
New Lipstick (1)	United States	Real Estate	N/A	N/A	(*) (24)	(*) (159)
BHSA	Argentina	Financing	448,689,072	(***) 1,500	(***) 486	(***) 7,167
Condor	United States	Hotel	3,337,613	N/A	(*) (1)	(*) 111
PBEL	India	Real Estate	450	(**) 1	(**) (63)	(**) (619)

Joint ventures
Quality	Argentina	Real Estate	81,814,342	164	249	1,229
La Rural SA	Argentina	Event organization and others	714,498	1	90	201
Cresca S.A.	Paraguay	Agricultural	138,154	557,270,957	16,222,620	648,159,235
Mehadrin	Israel	Agriculture	1,509,889	(**) 3	(*) (36)	(*) 503

 (*)
Amounts presented in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest will a three-month lag including any material adjustments, if any.
 (**)
Amounts presented in millions of NIS.
 -(***)
Information as of September 30, 2017 according to BCRA's standards. For the purpose of the valuation of the investment in the Company, preliminary figures as of December 31, 2017 have been considered with the necessary IFRS adjustments.

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2017 and for the year ended June 30, 2017 were as follows:

	Leased out farmland	Rental properties	Underdeveloped parcels of land	Properties under development	Total as of 12.31.17	Total as of 06.30.17
Fair value at the beginning of the period / year	304	89,313	7,647	2,925	100,189	82,505
Reclassifications of previous periods	-	-	-	-	-	(175)
Currency translation adjustment	109	1,086	33	(1)	1,227	10,461
Additions	-	576	19	652	1,247	2,652
Additions of capitalized leasing costs	-	15	-	1	16	23
Depreciation of capitalized leasing costs (i)	-	(2)	-	-	(2)	(1)
Reclassification to assets held for sale	-	-	-	-	-	(71)
Reclassification to trading properties	-	(351)	-	-	(351)	(14)
Transfers	-	(4)	4	-	-	-
Capitalized finance costs	-	-	-	8	8	3
Reclassification to property, plant and equipment	-	-	-	-	-	(38)
Reclassification of property, plant and equipment	51	-	-	-	51	62
Disposals	-	(26)	-	-	(26)	(220)
Net gain from fair value adjustment	169	10,876	571	51	11,667	5,002
Fair value at the end of the period / year	633	101,483	8,274	3,636	114,026	100,189

(i)
  Depreciation charges of Capitalized leasing costs were included in “Costs” in the Statement of Income (Note 22).

The following amounts have been recognized in the Statement of Income:

	12.31.17	12.31.16 (recast)
Rental and services income	5,252	4,251
Direct operating expenses	(1,627)	(1,330)
Development expenses	(354)	(822)
Net gain from fair value of realized investment property	84	105
Net gain from fair value of unrealized investment property	11,583	3,939

Valuation techniques are described in Note 10 to the Consolidated Financial Statements as of June 30, 2017. There were no changes to the valuation techniques. The Company has reassessed the assumptions at the end of the period, incorporating the effect of the tax reform described in Note 20 to these Financial Statements, which increased the fair value of the shopping malls.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2017 and for the year ended June 30, 2017 were as follows:

	Owner occupied farmland	Bearer plant	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total as of 12.31.17	Total as of 06.30.17
Costs	4,011	362	17,495	4,390	7,713	2,162	36,133	28,890
Accumulated depreciation	(382)	(146)	(1,233)	(928)	(1,551)	(743)	(4,983)	(2,089)
Opening net book amount	3,629	216	16,262	3,462	6,162	1,419	31,150	26,801

Currency translation adjustment	693	52	436	90	156	51	1,478	5,460
Additions	106	26	468	357	497	445	1,899	3,769
Reclassifications of investment properties	-	-	-	-	-	-	-	38
Reclassification to group of assets held for sale (Note 33)	-	-	-	-	-	-	-	(1,557)
Reclassifications to investment properties	(51)	-	-	-	-	-	(51)	(62)
Disposals	(3)	-	(2)	(19)	(39)	(10)	(73)	(417)
Impairments / Recoveries	-	-	(31)	-	-	-	(31)	12
Depreciation charge (i)	(42)	(46)	(426)	(303)	(624)	(302)	(1,743)	(2,894)
Assets incorporated by business combination	-	-	80	150	-	-	230	-
Closing net book amount	4,332	248	16,787	3,737	6,152	1,603	32,859	31,150

Costs	4,774	350	18,759	5,239	8,861	2,658	40,641	36,133
Accumulated depreciation	(442)	(102)	(1,972)	(1,502)	(2,709)	(1,055)	(7,782)	(4,983)
Net book amount	4,332	248	16,787	3,737	6,152	1,603	32,859	31,150

(i) As of December 31, 2017 and June 30, 2017 Depreciation charges were included in “Costs” for an amount of Ps. 987 and Ps. 1,599, "General and administrative expenses" for an amount of Ps. 97 and Ps. 251 and “Selling expenses” for an amount of Ps. 570 and Ps. 893, respectively, in the Statements of Income (Note 23) and Ps. 89 and Ps. 55 were capitalized as part of biological assets costs. In addition, a depreciation charge in the amount of Ps. 96, was recognized in "discontinued operations" as of June 30, 2017.

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

10.
Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2017 and for the year ended June 30, 2017 were as follows:

	Completed properties	Properties under development	Undeveloped properties	Total as of 12.31.17	Total as of 06.30.17
Opening net book amount	801	3,972	1,010	5,783	4,974
Additions	5	695	46	746	1,229
Currency translation adjustment	71	142	22	235	969
Transfers	325	(268)	(57)	-	-
Transfers of intangible assets	4	-	-	4	13
Reclassification of investment properties	351	-	-	351	14
Capitalized finance costs	-	3	-	3	1
Disposals	(662)	(1)	-	(663)	(1,417)
Closing net book amount	895	4,543	1,021	6,459	5,783

Non-current	3,497	4,534
Current	2,962	1,249
Total	6,459	5,783

11.
Intangible assets

Changes in the Group’s intangible assets for the six-month period ended as of December 31, 2017 and for the year ended as of June 30, 2017 were as follows:

	Goodwill business	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total as of 12.31.17	Total as of 06.30.17
Costs	2,806	4,029	1,002	4,746	2,122	1,679	16,384	13,036
Accumulated depreciation	-	(75)	(210)	(2,184)	(821)	(651)	(3,941)	(1,222)
Opening net book amount	2,806	3,954	792	2,562	1,301	1,028	12,443	11,814
Assets incorporated by business combination	810	-	-	-	-	-	810	26
Currency translation adjustment	62	106	19	43	35	13	278	2,290
Transfers to assets held for sale	-	-	-	-	-	-	-	(182)
Transfers to trading properties	-	-	-	-	-	(4)	(4)	(13)
Reclassification of previous periods	-	-	-	-	-	-	-	31
Additions	-	-	-	27	257	40	324	618
Disposals	-	-	-	-	-	-	-	(52)
Depreciation charge (i)	-	(23)	(32)	(486)	(249)	(192)	(982)	(2,089)
Closing net book amount	3,678	4,037	779	2,146	1,344	885	12,869	12,443

Costs	3,678	4,140	1,029	4,639	2,176	1,757	17,419	16,384
Accumulated depreciation	-	(103)	(250)	(2,493)	(832)	(872)	(4,550)	(3,941)
Net book amount	3,678	4,037	779	2,146	1,344	885	12,869	12,443

(i)
As of December 31, 2017 and June 30, 2017 depreciation charge was recognized in the amount of Ps. 222 and Ps. 488 under "Costs", in the amount of Ps. 210 and Ps. 339 under "General and administrative expenses" and Ps. 550 and Ps. 1,231 under "Selling expenses", respectively in the Statement of Income (Note 23).

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

12.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the six-month period ended as of December 31, 2017 and for the year ended as of June 30, 2017 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale	Dairy cattle	Other cattle	Others	Total as of 12.31.17	Total as of 06.30.17
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 2	Level 1
Beginning of the period / year	42	243	175	705	40	15	10	1,230	1,049
Purchases	-	-	-	46	-	4	-	50	49
Changes by transformation	(34)	34	-	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets (i)	14	(10)	206	8	(34)	(2)	-	182	104
Decrease due to harvest	-	(491)	(558)	-	-	-	-	(1,049)	(1,900)
Sales	-	-	-	(150)	(34)	-	-	(184)	(178)
Consumes	-	-	-	(1)	-	-	(1)	(2)	(2)
Costs for the period / year	434	242	383	146	38	3	2	1,248	1,995
Addition	-	-	-	-	-	-	-	-	108
Foreign exchange gain	28	2	49	22	-	-	-	101	5
Closing net book amount	484	20	255	776	10	20	11	1,576	1,230
									-
Non-current (Production)	-	-	-	674	-	15	11	700	671
Current (Consumable)	484	20	255	102	10	5	-	876	559
End of the period / year	484	20	255	776	10	20	11	1,576	1,230

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. (29) and Ps. 4 for the six-month periods ended December 31, 2017 and for the fiscal year ended June 30, 2017, respectively. For the six-month period ended December 31, 2017 and for the fiscal year ended June 30, 2017, amounts of Ps. 59 and Ps. 92, was attributable to price changes, and amounts of Ps. (88) and Ps. (88), was attributable to physical changes, respectively.

Production costs

	Sown land-crops	Sugarcane fields	Cattle	Other biological assets	Total as of 12.31.17	Total as of 12.31.16 (recast)

Supplies and labors	553	255	95	2	905	729
Leases, services charges and vacant property costs	1	-	-	-	1	1
Amortization and depreciation	26	48	15	-	89	27
Maintenance and repairs	10	-	13	-	23	17
Payroll and social security liabilities	33	1	45	-	79	54
Fees and payments for services	1	-	-	-	1	4
Freights	4	-	5	-	9	11
Travel, library expenses and stationery	4	-	3	-	7	7
Other staff expenses	17	31	-	-	48	-
Taxes, rates and contributions	6	-	4	-	10	8
Export expenses	-	-	3	-	3	-
Others	21	48	4	-	73	2
Total Cost of production as of 12.31.17	676	383	187	2	1,248	-
Total Cost of production as of 12.31.16 (Recast)	554	146	157	3	-	860

During the six-month period ended December 31, 2017 and the year ended June 30, 2017 there have been no transfers between the several tiers used in estimating the fair value of the Group’s biological assets, or reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period) amount to Ps. 1,075 and Ps. 1,975 for the period ended December 31, 2017 and for the year ended June 30, 2017, respectively.

See information on valuation processes used by the entity in Note 14 to the Consolidated Financial Statements as of June 30, 2017 and 2016.

As of December 31, 2017 and June 30, 2017, the better and maximum use of biological assets shall not significantly differ from the current use.

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

13.
Inventories

Breakdown of Group’s inventories as of December 31, 2017 and June 30, 2017 are as follows:

	12.31.17	06.30.17
Good for resale and supplies	3,813	3,907
Crops	280	379
Materials and supplies	409	221
Seeds and fodders	117	135
Beef	44	41
Telephones and others communication equipment	309	353
Total inventories	4,972	5,036

As of December 31, 2017 and June 30, 2017 the cost of inventories recognized as expense amounted to Ps. 2,898 and Ps. 1,268, respectively and they have been included in “Costs” in the Statements of Income.

14.
Financial instruments by category

  Determining fair values

The following note shows the carrying amount of financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information about fair value hierarchy, see Note 16 to the Consolidated Financial Statements as of June 30, 2017. Financial assets and financial liabilities as of December 31, 2017 and June 30, 2017 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
December 31, 2017
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	17,837	-	-	2,288	20,125	4,851	24,976
Investment in financial assets:
- Equity securities in public companies	-	2,205	-	124	2,329	-	2,329
- Equity securities in private companies	-	-	-	823	823	-	823
- Deposits	1,846	20	-	-	1,866	-	1,866
- Bonds	-	9,848	343	-	10,191	-	10,191
- Mutual funds	-	5,049	-	-	5,049	-	5,049
- Others	-	121	-	-	121	-	121
Derivative financial instruments:
- Crops futures	-	10	-	-	10	-	10
- Swaps	-	2	4	-	6	-	6
- Crops options	-	7	-	-	7	-	7
- Foreign-currency options	-	13	-	-	13	-	13
- Foreign-currency future contracts	-	-	51	-	51	-	51
- Others	-	1	5	-	6	-	6
Restricted assets	2,312	-	-	-	2,312	-	2,312
Financial assets held for sale
- Clal	-	9,170	-	-	9,170	-	9,170
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	5,163	-	-	-	5,163	-	5,163
- Short-term bank in deposits	13	-	-	-	13	-	13
- Mutual funds	-	265	-	-	265	-	265
- Short-term investments	21,304	3,268	-	-	24,572	-	24,572
Total assets	48,475	29,979	403	3,235	82,092	4,851	86,943

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
December 31, 2017
Liabilities as per Statement of Financial Position
Trade and other payables (Note 17)	22,353	-	-	-	22,353	5,780	28,133
Borrowings (excluding finance lease liabilities) (Note 19)	153,990	-	-	-	153,990	-	153,990
Finance lease obligations	162	-	-	-	162	-	162
Derivative financial instruments:
- Crops futures	-	3	-	-	3	-	3
- Forward contracts	-	-	132	-	132	-	132
- Foreign-currency contracts	-	9	37	-	46	-	46
- Crops options	-	10	-	-	10	-	10
- Foreign-currency options	-	20	-	-	20	-	20
- Swaps	-	-	54	-	54	-	54
- Others	-	5	-	15	20	-	20
Total liabilities	176,505	47	223	15	176,790	5,780	182,570
  éase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

V

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2016
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	17,819	-	-	2,156	19,975	4,153	24,128
Investment in financial assets:
- Equity securities in public companies	-	1,665	-	82	1,747	-	1,747
- Equity securities in private companies	-	16	-	964	980	-	980
- Deposits	1,235	13	-	-	1,248	-	1,248
- Bonds	-	4,490	425	-	4,915	-	4,915
- Mutual funds	-	3,986	-	-	3,986	-	3,986
- Others	-	749	-	-	749	-	749
Derivative financial instruments:
- Crops options	-	10	-	-	10	-	10
- Swaps	-	-	29	-	29	-	29
- Warrants	-	-	26	-	26	-	26
- Foreign-currency options	-	4	-	-	4	-	4
- Foreign-currency future contracts	-	-	27	-	27	-	27
Financial assets held for sale	-	8,562	-	-	8,562	-	8,562
Restricted assets	1,069	-	-	-	1,069	-	1,069
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	8,731	-	-	-	8,731	-	8,731
- Short-term bank in deposits	5	-	-	-	5	-	5
- Mutual funds	-	302	-	-	302	-	302
- Short-term investments	14,510	1,815	-	-	16,325	-	16,325
Total assets	43,369	21,612	507	3,202	68,690	4,153	72,843

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2016
Liabilities as per Statement of Financial Position
Trade and other payables (Note 17)	20,557	-	-	-	20,557	5,401	25,958
Borrowings (excluding finance lease liabilities) (Note 19)	135,180	-	-	-	135,180	-	135,180
Finance lease obligations	132	-	-	-	132	-	132
Derivative financial instruments:
- Crops futures	-	11	-	-	11	-	11
- Forward contracts	-	5	152	10	167	-	167
- Foreign-currency contracts	-	9	5	-	14	-	14
- Crops options	-	4	-	-	4	-	4
- Foreign-currency options	-	4	-	-	4	-	4
Total liabilities	155,869	33	157	10	156,069	5,401	161,470

The valuation models used by the Group for the measurement Level 2 and Level 3 instruments are no different from those used as of June 30, 2017.

As of December 31, 2017, there are no changes in the economic or business conditions affecting the fair value of the group’s financial assets and liabilities.

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly derivatives) are based on recognized valuation methods.

Descripción	Modelo/Método de precio	Parámetros	Jerarquía valor razonable	Rango
Trade and other receivables - Cellcom	Discounted cash flows	Discount rate:	Level 3	3.3
Interest-rate swaps	Cash flows - theoretical price	Interest rate future contract and cash flow forward contract.	Level 2	-
Preferred shares of Condor	Binomial tree - Theoretical price I	Underlying asset price (market price) and share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Price of underlying assets 1.8 to 2.2 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Promissory note	Discounted cash flows - Theoretical price	Market interest-rate (Libor rate curve).	Level 3	Market interest-rate 1.8% to 2.2%
Warrants of Condor	Black-Scholes – Theoretical price	Underlying asset price (market price) and share price volatility (historical) and market interest rate (Libor rate curve).	Level 2	Price of underlying assets 1.8 to 1.7 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Call option of Arcos	Discounted cash flows	Projected revenues and discounting rate.	Level 3	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Descripción	Modelo/Método de precio	Parámetros	Jerarquía valor razonable	Rango
Investments in financial assets - Other private companies securities	Cash flows / NAV – Theoretical price
Projected revenue discounted
at the discount rate / The value is calculated in accordance with the company’s shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flows – Theoretical price
Projected revenue discounted
at the discount rate / The value is calculated in accordance with the company’s shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments - Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of December 31, 2017 and June 30, 2017:

	Investments in financial assets - Public companies securities	Derivative financial instruments - Forwards	Investments in financial assets - Others	Trade and other receivables	Total as of 12.31.17	Total as of 06.30.17
Balances at beginning of the period / year	82	(10)	964	2,156	3,192	(7,105)
Additions and acquisitions	-	-	9	1,038	1,047	1,761
Transfer to level 1 (i)	-	-	(100)	-	(100)	-
Transfer to current trade and other receivables	-	-	-	(964)	(964)	(1,874)
Currency translation adjustment	13	(5)	(2)	58	64	875
Reclassification to liabilities held for sale	-	-	-	-	-	11,272
Disposal	-	-	-	-	-	(782)
Gains and losses recognized in the year (ii)	29	-	(48)	-	(19)	(955)
Balances at the end of the period / year	124	(15)	823	2,288	3,220	3,192

(i) The Group transferred a financial assets measured at fair value from level 3 to level 1, because it began trading in the stock exchange.
(ii) Included within “Financial results, net” in the Statement of Income.

Clal

As mentioned in Note 16 to the Annual Financial Statements, IDBD is subject to a judicial process on the sale of its equity interest in Clal. On August 30, 2017, IDBD sold an additional 5% of its equity interest in Clal through a swap transaction, based on the same principles that were applied to the swap transaction mentioned in Note 16 to the Consolidated Financial Statements as of June 30, 2017. The consideration for the transaction amounted to around NIS 152.5 (or approximately Ps. 762 on the transaction date). Following completion of the transaction, IDBD’s interest in Clal was reduced from 49.9% to 44.9% of its capital share stock.

15.
Trade and other receivables

The table below shows trade and other receivables of the Group as of December 31, 2017 and June 30, 2017:

	12.31.17	06.30.17
Trade, leases and services receivable	17,069	16,461
Less: allowance for doubtful accounts	(390)	(336)
Total trade receivables	16,679	16,125
Prepayments	3,782	3,614
Guarantee deposits	11	17
Tax credits	626	539
Borrowings granted, deposits, and other balances	2,548	2,965
Others	940	532
Total other receivables	7,907	7,667
Total trade and other receivables	24,586	23,792

Non-current	5,872	5,456
Current	18,714	18,336
Total	24,586	23,792

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The evolution of the Group’s provision for impairment of trade receivables were as follows:

	12.31.17	06.30.17
Beginning of the year	336	191
Recoveries	(19)	(13)
Receivables written off during the period / year as uncollectable	(76)	(265)
Additions	123	241
Currency translation adjustment	26	182
End of the period / year	390	336

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 23).

16.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended as of December 31, 2017 and 2016.

	12.31.17	12.31.16 (recast)
Profit for the period	9,929	6,724
Loss from discontinued operations	(207)	(4,273)
Adjustments for:
Income tax expense	(457)	1,015
Depreciation and amortization	2,732	2,410
Expenses for sale of investment properties	-	2
Gain from disposal of farmlands	-	(72)
Loss from disposal of property, plant and equipment	22	19
Loss on the revaluation of receivables arising from the sale of farmland	9	8
Disposal of investment properties	-	(4)
Share based payments	36	52
Unrealized gain on derivative financial instruments	(20)	(29)
Changes in fair value of financial assets	(46)	(63)
Release of intangible assets due to TGLT agreement	-	27
Result from business combination	-	(44)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest	(556)	(382)
Changes in net realizable value of agricultural products after harvest	(89)	77
Net gain from fair value adjustment of investment properties	(11,667)	(4,044)
Provisions and previsions	482	296
Financial results, net	7,015	3,394
Share of profit of associates and joint ventures	(380)	(53)
Gain from disposal of subsidiaries and assciates	(393)	-
Loss / (Profit) from repurchase of Non-convertible Notes	3	(4)
Other operating results	-	(12)

Changes in operating assets and liabilities:	-	-
Decrease in biological assets	321	336
Decrease in inventories	578	194
Decrease in trading properties	71	301
Increase in trade and other receivables	(999)	(1,830)
Decrease in derivative financial instruments	23	13
(Decrease) / Increase in trade and other payables	(150)	1,295
Decrease in salaries and social security liabilities	(231)	(45)
(Decrease) / Increase in provisions and previsions	(6)	16
Net cash generated by continuing operating activities before income tax paid	6,020	5,324
Net cash generated by discontinued operating activities before income tax paid	-	(209)
Net cash generated by operating activities before income tax paid	6,020	5,115

The following table shows a detail of non-cash transactions occurred in the six-month periods ended as of December 31, 2017 and 2016:

	12.31.17	12.31.16 (recast)
Dividends not collected	(2)	(9)
Decrease in investments in subsidiaries, associates and joint ventures through an increase in trade and other receivables	(396)	-
Increase in investments in associates and joint ventures through a decrease in trade and other receivables	-	20
Increase in investments in intangible assets through an increase in trade and other payables	-	64
Increase in investment properties through an increase in trade and other payables	-	339
Increase in trade and other receivables through a decrease in property, plant and equipment	-	(16)
Increase in property, plant and equipment through an increase of trade and other payables	13	-
Dividends distribution to non-controlling shareholders not yet paid	-	22
Acquisition of non-controlling interest through a decrease in trade and other receivables	1,380	-
Changes in non-controlling interest through a decrease in trade and other receivables	218	-
Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Balances incorporated as result of business combination / reclassification of assets and liabilities held for sale:

12.31.16 (recast)
Property, plant and equipment	1,482
Intangible assets	4
Investments in associates and joint ventures	123
Deferred income tax	41
Trade and other receivables	950
Inventories	8
Trade and other payables	(1,007)
Payroll and social security liabilities	(114)
Borrowings	(648)
Provisions	2
Income tax and minimum presumed income tax liabilities	1
Employee benefits	(43)
Group of liabilities held for sale	-
Net amount of non-cash assets incorporated / held for sale	799
Cash and cash equivalents	54
Non-controlling interest	45
Goodwill not yet allocated	(23)
Net amount of assets incorporated / held for sale	875
Interest held before acquisition	31
Seller financed amount	44
Cash and cash equivalents incorporated / held for sale	(54)
Net outflow of cash and cash equivalents / assets and liabilities held for sale	896

17.
Trade and other payables

Group’s trade and other payables as of December 31, 2017 and June 30, 2017 were as follows:

	12.31.17	06.30.17
Trade	16,238	15,361
Construction obligations	1,317	1,226
Accrued invoices	1,172	849
Sales, rent and services payments received in advance	5,220	4,377
Total trade payables	23,947	21,813
Deferred incomes	70	73
Construction provisions	284	343
Dividends payable to non-controlling shareholders	54	251
Taxes payable	206	589
Management fees	1,452	1,020
Others	2,120	1,869
Total other payables	4,186	4,145
Total trade and other payables	28,133	25,958

Non-current	2,392	3,988
Current	25,741	21,970
Total	28,133	25,958

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Sited dismantling and remediation	Onerous contracts	Other provisions	Total as of 12.31.17	Total as of 06.30.17
Beginning of the period / year	837	72	140	220	580	1,849	1,588
Additions	125	-	5	-	-	130	515
Unused amounts reversed	(73)	-	(48)	(47)	(11)	(179)	(551)
Share of loss in associates and joint ventures	-	(56)	-	-	-	(56)	(3)
Liabilities incorporated by business combination	-	-	-	-	-	-	2
Currency translation adjustment	26	-	(2)	4	(12)	16	298
End of the period / year	915	16	95	177	557	1,760	1,849

Non-current	813	955
Current	947	894
Total	1,760	1,849

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to equity interests in associates with negative equity, mainly New Lipstick. Additions and recoveries are included in "Share of profit / (loss) of joint ventures and associates".
Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

19.
Borrowings

The breakdown of the Group’s borrowings as of December 31, 2017 and June 30, 2017 was as follows:

	Book value		Fair value
	12.31.17	06.30.17	12.31.17	06.30.17
Non-convertible notes	130,041	111,059	132,032	113,552
Bank loans and others	21,687	15,017	21,863	14,668
Non-recourse loan	-	7,025	-	6,930
Bank overdrafts	291	126	291	126
Other borrowings	2,133	2,085	2,087	2,051
Total borrowings	154,152	135,312	156,273	137,327

Non-current	130,210	112,025
Current	23,942	23,287
Total	154,152	135,312

The following table describes the Group’s issuance of debt during the present period:

Entity	Title	Issuance / expansion date	Amount	Maturity	Interest rate	Principal payment	Interest payment
IRSA CP	Class IV	Sep-17	US$ 140	09/14/2020	5% n.a.	At expiration	quarterly
IDBD	SERIES N	Jul-17	NIS 642,1	12/30/2022	5.3% e.a	At expiration	quarterly	(1)
IDBD	SERIES N	Nov-17	NIS 357	12/30/2022	5.3% e.a	At expiration	quarterly	(2)
DIC	SERIES J	Dic-17	NIS 762	12/30/2026	4.8% e.a.	6 annual payments since 2021	biannual	(2)
PBC	SERIES I	Dic-17	NIS 496	07/01/2029	3.95% e.a.	At expiration	quarterly	(2)
Gav - Yam	SERIES H	Sep-17	NIS 424	06/30/2034	2.55% e.a	annually	biannual

(1)
IDBD has the right to make an early repayment, total or partial. As a collateral for the full compliance of all the commitments IDBD has placed approximately 60.4 million shares in DIC under a single fixed charge of first line and, in an unlimited amount, in favor of the trustee for the holders of the NCN.
(2)
Corresponds to an expansion of the series.

DIC: On September 28, 2017 DIC offered the holders of Series F NCN to swap their notes for Series J NCN. Series J NCN terms and conditions differ substantially from those of Series F. Therefore, DIC recorded the payment of Series F NCN and recognized a new financial commitment at fair value for Series J NCN. As a result of the swap, DIC recorded a loss resulting from the difference between the Series F NCN cancellation value and the new debt value in the amount of approximately NIS 461 (equal to approximately Ps. 2,228 as of that date), which was accounted for under “Finance costs” (Note 25).

IDBD: On November 28, 2017, IDBD made an early redemption of the Series L NCN for an amount of NIS 424 (or Ps. 2,120 as of the transaction date).

20.
Taxation

Argentine tax reform

On December 27, 2017, the Argentine Congress approved the Tax Reform, through Law No. 27,430, which was enacted on December 29, 2017, and has introduced many changes to the income tax treatment applicable to financial income. The key components of the Tax Reform are as follows:

Dividends: Tax on dividends distributed by Argentine companies would be as follows: (i) dividends originated from profits obtained before fiscal year ending June 30, 2018 will not be subject to withholding tax; (ii) dividends derived from profits generated during fiscal years of the Company ending June 30, 2019 and 2020 paid to argentine individuals and/or foreign residents, will be subject to a 7% withholding tax; and (iii) dividends originated from profits obtained during fiscal year ending June 30, 2021 onward will be subject to withholding tax at a rate of 13%.

Income tax: Corporate income tax would be gradually reduced to 30% for fiscal years commencing after January 1, 2018 through December 31, 2019, and to 25% for fiscal years beginning after January 1, 2020, inclusive.

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Presumptions of dividends: Certain facts will be presumed to constitute dividend payments, such as: i) withdrawals from shareholders, ii) shareholders private use of property of the company, iii) transactions with shareholders at values different from market values, iv) personal expenses from shareholders or shareholder remuneration without substance.

Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. As of the date of these Financial Statements, the Group has not exercised the option. The gain generated by the revaluation is exempted according to article 291 of Law 27,430 and, the additional tax generated by the revaluation is not deductible.

In addition, the argentine tax reform contemplates other amendments regarding the following matters: social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels, and excise taxes, among others. As of the date of presentation of these Financial Statements, many aspects are pending regulation by the National Executive Power.

US tax reform

In December 2017, a bill was passed to reform the federal taxation law in the United States. The reform included a reduction of the corporate tax rate from 35% to 21%, for the tax years 2018 and thereafter. The reform has impact in certain subsidiaries of the Group in the United States.

The details of the provision for the Group’s income tax is as follows:

	12.31.17	12.31.16 (recast)
Current income tax	(580)	(413)
Deferred income tax	1,037	(602)
Income tax	457	(1,015)

Below is a reconciliation between the income tax recognized and the amount which would result from applying the prevailing tax rate, applicable in the respective countries, on the income/loss before income tax for the six-month periods ended December 31, 2017 and 2016:

	12.31.17	12.31.16 (recast)
Tax calculated at the tax rates applicable to profits in the respective countries	(3,122)	(678)
Permanent differences:
Share of profit / (loss) of associates and joint ventures	130	(14)
Unrecognized tax losses (i)	(880)	(335)
Change of income tax rate (ii)	3,654	455
Non-taxable profit, non-deductible expenses and others	675	(443)
Income tax from continuing operations	457	(1,015)

(i)
Corresponds principally to the Operations Center in Israel and Sociedad Anonima Carnes Pampeanas.
(ii)
As of December 31, 2017 corresponds to the effect of applying the changes in the tax rates applicable in accordance with the tax reform explained above, being Ps. 390 the effect of the rate change in US and Ps. 3,264 the effect of the rate change in Argentina.

No charges have been reported for tax associated to discontinued operations.

The gross movements on the deferred tax account were as follows:

	12.31.17	06.30.17
Beginning of the period / year	(21,494)	(17,955)
Currency translation adjustment	(319)	(1,440)
Reserve for changes of non-controlling interest	(19)	-
Reclassification of previous periods	-	59
Use of tax loss carry-forwards	(114)	(171)
Reclassification to liabilities held for sale	-	(12)
Business combinations	-	(6)
Rate change	3,654	529
Charged / Credited to the Statements of Income	(2,617)	(2,498)
End of the period / year	(20,909)	(21,494)

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

21.
 Revenues

	12.31.17	12.31.16 (recast)
Revenue from supermarkets	27,854	23,477
Sale of communication equipment	2,238	1,926
Sale of trading properties	380	814
Crops	879	541
Cattle	148	75
Dairy	77	51
Sugarcane	583	235
Supplies	88	63
Beef	920	675
Sales revenues	33,167	27,857
Consignment revenues	62	139
Rental and services income	5,241	4,242
Income from communication services	6,827	5,937
Income from hotel operations and tourism services	501	436
Agricultural rental and services	11	9
Advertising and brokerage fees	67	50
Others	50	26
Services income	12,759	10,839
Total revenues	45,926	38,696

22.
Costs

	12.31.17	12.31.16 (recast)
Other operative costs	7	5
Cost of property operations	7	5
Crops	665	544
Cattle	154	100
Dairy	55	48
Sugarcane	509	202
Supplies	80	55
Beef	856	610
Agricultural rental and services	1	12
Consignment costs	12	6
Commissions	55	42
Others	49	28
Costs of agricultural sales and services	2,436	1,647
Costs of supermarkets	20,654	17,763
Costs of communication services	4,879	4,073
Costs of leases and services	1,475	1,348
Costs of trading properties and developments	354	822
Costs of sale of communication equipment	1,498	1,283
Costs from hotels operations and tourism services	418	334
Total costs	31,721	27,275

23.
Expenses by nature

The Group discloses expenses in the Statement of Income by function of as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

For the six-month periods ended December 31, 2017 and 2016:

	Costs (i)	General and administrative expenses	Selling expenses	Total as of 12.31.17	Total as of 12.31.16 (recast)
Leases, services charges and vacant property costs	104	28	73	205	57
Depreciation and amortization	1,211	307	1,120	2,638	2,410
Doubtful accounts	2	9	113	124	118
Advertising, publicity and other selling expenses	156	4	869	1,029	951
Taxes, rates and contributions	136	30	471	637	523
Maintenance and repairs	800	67	438	1,305	1,035
Fees and payments for services	2,220	440	1,020	3,680	2,121
Director's fees	7	132	-	139	112
Payroll and social security liabilities	2,463	1,016	2,855	6,334	5,090
Cost of sale of goods and services	21,187	1	-	21,188	18,952
Cost of sale of agricultural products and biological assets	1,130	2	-	1,132	1,294
Supplies and labors	901	-	3	904	87
Freights	-	-	160	160	140
Bank commissions and expenses	7	5	5	17	14
Conditioning and clearance	-	-	34	34	22
Travel, library expenses and stationery	3	4	5	12	9
Others	1,394	382	877	2,653	3,156
Total expenses by nature as of 12.31.17	31,721	2,427	8,043	42,191
Total expenses by nature as of 12.31.16 (recast)	27,275	1,997	6,819		36,091

(i)
Includes Ps. 7 and Ps. 5 of other agricultural operating costs as of December 31, 2017 and 2016, respectively.

24.
Other operating results, net

	12.31.17	12.31.16 (recast)
Gain from commodity derivative financial instruments	26	28
Gain from disposal of subsidiaries (i)	393	-
Contingencies (ii)	382	(19)
Donations	(30)	(30)
Others	(147)	(92)
Total other operating results, net	624	(113)

(i)
Includes the gain from of the sale of the Group’s equity interest in Cloudyn for Ps. 252.
(ii)
As of December 31, 2017 corresponds to the favourable resolution of a judicial process in the Operations Center in Israel for Ps. 400. Includes legal costs and expenses.

25.
Financial results, net

	12.31.17	12.31.16 (recast)
Financial income
Interest income	427	351
Foreign exchange gains	236	173
Dividends income	42	28
Other financial income	44	38
Financial income	749	590
Financial costs
Interest expenses	(4,125)	(3,484)
Loss on debt swap	(2,228)
Foreign exchange losses	(2,221)	(1,055)
Other financial costs	(344)	(615)
Total financial costs	(8,918)	(5,154)
Other financial results:
Fair value gains of financial assets and liabilities at fair value through profit or loss	1,185	1,528
Loss from repurchase of Non-convertible notes	(3)	(17)
Gain from derivative financial instruments (except commodities)	58	120
Loss on the revaluation of receivables arising from the sale of farmland	(9)	(8)
Total other financial results	1,231	1,623
Total financial results, net	(6,938)	(2,941)
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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

26.
Related party transactions

The following is a summary of the balances with related parties as of December 31, 2017 and June 30, 2017:

Item	12.31.17	06.30.17
Trade and other payables	(1,614)	(1,134)
Borrowings	(10)	(11)
Trade and other receivables	711	1,621
Investments in Financial Assets	124	-
Total	(789)	476

Related party	12.31.17	06.30.17	Description of transaction
Agrofy S.A.	26	13	Other credits
Agrofy Global	4	3	Other credits
Agro-Uranga S.A.	3	8	Dividends receivables
Austral Gold Ltd.	2	-	Reimbursement of expenses
BHSA	2	2	Leases and/or rights of use receivable
	-	(2)	Borrowings to pay
	(9)	-	Other liabilities
	(1)	(1)	Reimbursement of expenses to pay
Condor	124	-	Public companies securities
	10	-	Dividends receivables
	-	8	Borrowings
Cresca S.A.	219	168	Credits granted
	(23)	-	Other liabilities
Cyrsa S.A.	(6)	(5)	Borrowings to pay
Lipstick	2	2	Reimbursement of expenses
Manibil S.A.	47	84	Contributions in advance
Mehadrin	(5)	(5)	Commissions to pay
New Lipstick	382	5	Reimbursement of expenses
NPSF	-	(1)	Advertising spaces to pay
	-	1	Management fees receivable
	1	1	Shared-based compensation receivable
	(4)	(4)	Borrowings to pay
	(1)	-	Reimbursement of expenses to pay
	-	1	Reimbursement of expenses
Quality	5	5	Reimbursement of expenses
Tarshop S.A.	-	2	Leases and/or rights of use receivable
	(5)	(1)	Leases and/or rights of use to pay
Total associates and joint ventures	773	284

Avenida Inc.	1	-	Other credits
CAMSA and its subsidiaries	6	5	Reimbursement of expenses
	-	(3)	Reimbursement of expenses to pay
	(1,452)	(1,020)	Management fees to pay
Estudio Zang, Bergel & Viñes	(2)	(4)	Legal services to pay
Fundación IRSA	(1)	-	Donations to pay
Lartiyrigoyen	(7)	-	Accounts payable
La Rural S.A.	-	29	Leases and/or rights of use receivable
Museo de los Niños	1	1	Leases and/or rights of use receivable
SAMSA	(9)	-	Accounts payable
Taaman	(29)	(24)	Leases and/or rights of use to pay
Willifood	(34)	(29)	Financial operations to pay
Total other related parties	(1,526)	(1,045)
IFISA	-	1,283	Financial operations receivable
Total Parent Company	-	1,283
Directors and Senior Management	(36)	(46)	Fees to pay
Total Directors and Senior Management	(36)	(46)
Total	(789)	476

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the six-month periods ended as of December 31, 2017 and 2016:

Related party	12.31.17	12.31.16 (recast)	Description of transaction
Adama	-	16	Sale of goods and/or services
	-	64	Corporate services
Agrofy S.A.	2	-	Fees and remunerations
	1	-	Financial operations
Agro-Uranga S.A.	2	3	Sale of goods and/or services
Agrofy Global	1	-	Financial operations
Banco de Crédito y Securitización S.A.	8	4	Leases and/or rights of use
	-	16	Financial operations
Condor	23	196	Financial operations
ISPRO-MEHADRIN	50	-	Corporate services
Other associates and joint ventures	13	9	Leases and/or rights of use
	2	-	Fees and remunerations
	(1)	1	Financial operations
Total associates and joint ventures	101	309
CAMSA y sus subsidiarias	(516)	(246)	Fees and remunerations
Estudio Zang, Bergel & Viñes	(2)	(6)	Legal services
San Bernardo de Córdoba S.A.	(1)	(1)	Leases and/or rights of use
Taaman	74	-	Corporate services
Willi-Food International Ltd.	129	-	Corporate services
Other related parties (i)	4	-	Corporate services
	(6)	-	Legal services
	4	-	Financial operations
	(7)	(4)	Donations
Total other related parties	(321)	(257)
IFISA	56	66	Financial operations
Total Parent Company	56	66
Directores	(88)	(93)	Compensation of Directors and senior management
Senior Management	(12)	(7)	Compensation of Directors and senior management
Total Directors and Senior Management	(100)	(100)
Total	(264)	18

(i)
It includes Isaac Elsztain e Hijos, CAMSA. Hamonet, Ramt Hanassi, Estudio Zang, Bergel y Viñas and Fundación IRSA,.

The following is a summary of the transactions with related parties for the six-month periods ended December 31, 2017 and 2016:

Related party	12.31.17	12.31.16 (recast)	Description of transaction
Manibil	44	-	Additional paid-in capital
Agrofy Global	-	7	Additional paid-in capital
Total contributions	44	7
Inversiones Financieras del Sur S.A. (Note 4)	122	-	Dividends paid
Total dividends paid	122	-
La Rural S.A.	13	-	Dividends received
Agro-Uranga S.A.	4	22	Dividends received
Total dividends received	17	22
Inversiones Financieras del Sur S.A.	1,968	-	Acquisition of non-controlling interest
Total other transactions	1,968	-

27.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 14 - Financial instruments by category
Exhibit E - Provisions	Note 18 - Provisions
Exhibit F - Cost of sales and services provided	Note 28 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 29 - Foreign currency assets and liabilities

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

28.
Cost of sales and services provided

Description	Biological assets	Trading properties	Services and other operating costs	Agricultural stock	Good for resale and supplies	Telephones and others communication equipment	Total as of 12.31.17	Total as of 12.31.16 (recast)
Inventories as of 06.30.17	760	5,783	-	776	3,907	353	11,579	9,180
Acquisition for business combination	-	-	-	-	377	-	377	-
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(4)	-	-	(202)	-	-	(206)	151
Changes in the net realizable value of agricultural products after harvest	-	-	-	49	-	-	49	(77)
Financial costs capitalized	-	3	-	-	-	-	3	-
Harvest	-	-	-	1,169	-	-	1,169	743
Acquisitions and classifications	46	677	-	1,677	18,357	2,073	22,830	18,629
Consume	(1)	-	-	(645)	-	-	(646)	(453)
Additions	-	68	-	4	2	-	74	7
Transfers	-	4	-	-	-	-	4	(4)
Expenses incurred	169	459	1,058	374	1,649	4,219	7,928	6,645
Currency translation adjustment	7	235	-	8	499	41	790	1,514
Inventories as of 12.31.17	(806)	(6,459)	-	(850)	(3,813)	(309)	(12,237)	(9,065)
Cost as of 12.31.17	171	770	1,058	2,360	20,978	6,377	31,714	-
Cost as of 12.31.16 (recast)	114	1,255	925	1,620	5,359	17,997	-	27,270

29.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 12.31.17	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.17
Assets
Restricted assets
US Dollar	0	18.55	3	2	16.53	41
Total restricted assets			3			41
Trade and other receivables
US Dollar	107	18.55	1,992	60	16.53	995
Euros	6	22.28	140	9	18.85	172
Chilean Pesos	99	0.03	3	-	-	-
Trade and other receivables related parties
US Dollar	47	18.55	864	45	16.53	747
Total Trade and other receivables			2,999			1,914
Investment in financial assets
US Dollar	199	18.55	3,692	62	16.53	1,020
Pounds	1	25.07	19	1	21.49	18
Total Investment in financial assets			3,711			1,038
Derivative financial instruments
US Dollar	2	18.55	30	2	16.53	31
Total Derivative financial instruments			30			31
Cash and cash equivalents
US Dollar	250	18.55	4,634	326	16.53	5,387
Euros	3	22.28	70	3	18.85	49
Brazilian Reais	0	5.70	1	-	-	-
Chilean Pesos	33	0.03	1	-	-	-
Total Cash and cash equivalents			4,706			5,436

Liabilities
Trade and other payables
US Dollar	107	18.65	1,992	78	16.63	1,300
Euros	11	22.45	255	1	19.00	19
Total Trade and other payables			2,247			1,319
Borrowings
US Dollar	1,510	18.65	28,169	1,283	16.63	21,328
Total Borrowings			28,169			21,328
Derivative financial instruments
US Dollar	0	18.65	8	-	-	-
Total Derivative financial instruments			8			-

(1) Exchange votes of December 31, 2017 and June 30, 2017, respectively according to Banco Nación Argentina.
(2) Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(3) The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 14).

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
Groups of assets and liabilities held for sale

As mentioned in Note 4.F to the Consolidated Financial Statements as of June 30, 2017, the Group has certain assets and liabilities classified as held for sale. The following table shows the main ones:

	12.31.17	06.30.17
Property, plant and equipment	1,690	1,712
Intangible assets	20	19
Investments in associates	29	33
Deferred income tax assets	-	57
Employee benefits	-	5
Income tax credit	64	10
Trade and other receivables	1,024	688
Cash and cash equivalents	235	157
Total group of assets held for sale	3,062	2,681
Trade and other payables	1,200	930
Payroll and social security liabilities	127	148
Employee benefits	113	52
Deferred income tax liability	15	10
Borrowings	632	715
Total group of liabilities held for sale	2,087	1,855
Total net financial assets held for sale	975	826

31.
Profit from discontinued operations

The results from operations of Israir, Open Sky and IDB Tourism operations, equity earnings in Adama and the finance costs associated to the non-recourse loan related to it, until its sale in November 2016 and have been reclassified in the Statements of Income of Discontinued Operations.

	12.31.17	12.31.16 (recast)
Revenues	3,619	2,603
Costs	(3,107)	(2,193)
Gross profit	512	410
General and administrative expenses	(130)	(93)
Selling expenses	(148)	(131)
Other operating results, net	(4)	4,803
Profit from operations	230	4,989
Share of profit of joint ventures and associates	18	406
Profit from operations before financing and taxation	248	5,395
Finance costs	(41)	(1,122)
Financial results, net	(41)	(1,122)
Profit before income tax	207	4,273
Income tax	-	-
Income for the period from discontinued operations	207	4,273

32.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Gral. Rivas 401, Avellaneda, Province of Buenos Aires
Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which company is a supplier of the Group and where Group’s documentation was being kept. Based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

33.
Subsequent events

Sale of Clal shares

On January 1, 2018, continuing with the instructions given by the Commissioner of Capital Markets, Insurance and Savings of Israel, IDBD has sold 5% of its stake in Clal through a swap transaction, in accordance with the same principles that applied to the swap transactions made and informed to the market on May and August 2017.

The consideration was set at an amount of approximately NIS 170.5 (equivalent to approximately Ps. 852). After the completion of the transaction, IDBD’s interest in Clal was reduced to 39.8% of its share capital.

Israir

On January 10, 2019, the Anti-Trust Authority communicated IDBD its objection to the transaction between Sun D’or and Israir, described in note 4.f to the consolidated Financial Statements. The Group is evaluating in depth the reasons for the objection and the decision regarding whether to appeal.

Transfer of shares of Cellcom

On January 22, 2018 DIC transferred 5% of Cellcom’s shares (the “Transferred Shares”), by way of a loan transaction in equal parts to two private companies incorporated in Israel, which are related parties to the Group. The agreement will be in effect from the date of its closing until December 31, 2018 and will be extended automatically for a year, until it is terminated in accordance with its terms. DIC will be entitled to terminate the agreement at any time, in its discretion, and to receive back all or some of the Transferred Shares. The Israeli entities will not be entitled to transfer the Transferred Shares to any entity whatsoever without DIC’s consent. The Israeli entities will together be entitled to appoint 10% of Cellcom directors (i.e., as of the present date - one director). Additionally, the Israeli entities and the designated director will undertake to vote, together with DIC, on all resolutions which will be presented to Cellcom’s general meeting. Furthermore, the economic benefits of the Transferred Shares will be kept by DIC. The Transferred Shares are pledged in favor of DIC.

Shufersal Corporate Notes

On January 22, 2018, Shufersal issued an expansion of Series E corporate notes of NIS 544 for a total gross consideration of NIS 567 (equivalent to Ps. 2,835 as of the date of the transaction).

Cellcom Corporate Notes

On January 24, 2018, Cellcom issued Serie L corporate notes at par value of NIS 401 million for a total net consideration of NIS 396 (equivalent to $1,980 as of the date of the transaction).

Eurocom purchase offer

On February 4, 2018, DIC made a binding offer for the acquisition in stages of Eurocom Communications Ltd ("Eurocom"), a private Israeli group whose business is developed in the communications, real estate and renewable energy industries. Eurocom is Bezeq's parent company (Israel's leading telecommunications company). The proposal must be approved by Eurocom and by the authorities and creditors involved in the Eurocom debt restructuring process. Should the proposal succeed, this transaction requires the approval of different regulatory authorities and a disinvestment of the Group's interest in Cellcom.

Las Londras farm

On January 9, 2018, the INRA released a preliminary report declaring that Las Londras farm, among other properties in the region, would be located within the area of the “Guarayos Forestry Reserve”. Consequently, the private property should be reduced to 50 hectares, while the remaining acreage would be reverted upon conclusion of the administrative claims filed by the company. It should be noted that administrative defenses may be raised and court actions may be subsequently filed to defend the ownership of the land. The relevant administrative filings have already been made, and at present, the various courses of action and defenses against the referred report are being analyzed, while meetings are being held with members of associations and farmers affected by this situation.

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Cresud S.A.C.I.F. y A. – Corporate Notes Classes XXIII

On February 8, 2018, a bid was launched for Corporate Notes Class XXIII under the Program approved by the Shareholdres Meeting for a maximum of USD 500. Settlement will take place on February 16, 2018. The bid for Class XXIII notes had the following outcome:

●
Corporate Notes Class XXIII for a nominal amount of USD 113.2 millions and a maturity of 60 months from issuance, paid in and payable in dollars, which accrue interest at annual fixed rate of 6.50% payable semiannually. The principal is to be amortized one installment due on February 16, 2023.

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Free translation from the original prepared in Spanish for publication in Argentina
REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23°floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim consolidated Financial Statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statement of financial position as of December 31, 2017 and the unaudited condensed interim consolidated statements of income and other comprehensive income for the six-month period ended December 31, 2017, the unaudited condensed interim consolidated statements of changes in shareholders’ equity and the unaudited condensed interim consolidated statements of cash flows for the six-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2017 and the interim periods within that fiscal year are an integral part of these Financial Statements and, therefore, they should be considered in relation to those Financial Statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated Financial Statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated Financial Statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated Financial Statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of comprehensive income and consolidated statement of cash flows of the Company.

 Free translation from the original prepared in Spanish for publication in Argentina
 REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Conclusion
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated Financial Statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations
In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)
the unaudited condensed interim consolidated Financial Statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate Financial Statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the Business Summary (“Reseña Informativa”) on which, as regards those matters that are within our competence, we have no observations to make;

d)
as of December 31, 2017, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 10,093,026, which was not claimable at that date.

Autonomous City of Buenos Aires, February 9, 2018.

    PRICE WATERHOUSE & CO. S.R.L.

)	(Partner)
        Dr. Mariano C. Tomatis

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of December 31, 2017 and June 30, 2017 and for the six-month periods ended December 31, 2017 and 2016

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2017 and June 30, 2017
(All amounts in millions of Argentine Pesos, except shares and per share data, and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.17	06.30.17
ASSETS
Non-current assets
Investment properties	7	6	5
Property, plant and equipment	8	859	825
Intangible assets	9	18	18
Biological assets	10	568	608
Investments in subsidiaries, associates and joint ventures	6	24,322	19,498
Deferred income tax assets	18	1,316	1,222
Income tax and minimum presumed income tax credit		84	84
Trade and other receivables	13	62	76
Total Non-current assets		27,235	22,336
Current assets
Biological assets	10	347	353
Inventories	11	542	549
Restricted assets	12	2	35
Trade and other receivables	13	587	331
Investment in financial assets	12	14	105
Derivative financial instruments	12	4	4
Cash and cash equivalents	12	112	41
Total Current assets		1,608	1,418
TOTAL ASSETS		28,843	23,754
SHAREHOLDERS’ EQUITY
Total capital and reserves attributable to equity holders of the parent		20,978	16,797
TOTAL SHAREHOLDERS' EQUITY		20,978	16,797
LIABILITIES
Non-current liabilities
Trade and other payables	15	-	936
Borrowings	17	1,661	2,368
Provisions	16	8	5
Total Non-current liabilities		1,669	3,309
Current liabilities
Trade and other payables	15	1,933	439
Payroll and social security liabilities		80	113
Borrowings	17	4,169	3,086
Derivative financial instruments	12	12	9
Provisions	16	2	1
Total Current liabilities		6,196	3,648
TOTAL LIABILITIES		7,865	6,957
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		28,843	23,754

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II acting as President

1

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income for the six and three-month periods beginning July 1 and October 1, 2017 and 2016 and ended December 31, 2017 and 2016
 (All amounts in millions of Argentine Pesos, except shares and per share data, and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.17	12.31.16(recast)	12.31.17	12.31.16(recast)
Revenues	19	1,005	753	552	326
Costs	20	(733)	(656)	(412)	(290)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		(1)	42	(3)	20
Changes in the net realizable value of agricultural products after harvest		87	(71)	39	21
Gross profit		358	68	176	77
Gain from disposal of farmlands		-	72	-	(1)
Changes in the fair value of investment properties		1	-	1	-
General and administrative expenses	21	(101)	(92)	(53)	(51)
Selling expenses	21	(231)	(182)	(122)	(82)
Other operating results, net	22	41	-	44	(15)
Management fees		(516)	(246)	(486)	(243)
Loss from operations		(448)	(380)	(440)	(315)
Share of profit of subsidiaries, associates and joint ventures	6	5,761	2,733	5,314	2,589
Profit before financing and taxation		5,313	2,353	4,874	2,274
Finance income	23	6	16	(2)	4
Finance costs	23	(792)	(386)	(501)	(226)
Other financial results	23	23	31	12	6
Financial results, net	23	(763)	(339)	(491)	(216)
Profit before income tax		4,550	2,014	4,383	2,058
Income tax	18	94	182	(3)	117
Profit for the period		4,644	2,196	4,380	2,175

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures		(33)	507	(33)	154
Other comprehensive loss from share of changes in subsidiaries´ equity		(36)	(7)	(9)	(17)
Other comprehensive (loss) / income for the period		(69)	500	(42)	137
Total comprehensive income for the period		4,575	2,696	4,338	2,312

Profit per share attributable to equity holders of the parent during the period:
Basic		9.30	4.43	8.77	4.39
Diluted		9.26	4.40	8.73	4.36

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II acting as President

2

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2017 and 2016
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2017	499	3	65	659	20	83	1,725	2,355	11,388	16,797
Profit for the period	-	-	-	-	-	-	-	-	4,644	4,644
Other comprehensive loss for the period	-	-	-	-	-	-	-	(69)	-	(69)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(69)	4,644	4,575
As provided by Ordinary and Extraordinary Shareholders´ Meeting held on October 31, 2017:
- Legal reserve	-	-	-	-	-	30	-	-	(30)	-
- Dividends distribution	-	-	-	-	-	-	-	-	(395)	(395)
Equity-settled compensation	-	-	-	-	-	-	-	2	-	2
Reserve for new developments	-	-	-	-	-	-	-	1,371	(1,371)	-
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	(1)	-	(1)
Balance as of December 31, 2017	499	3	65	659	20	113	1,725	3,658	14,236	20,978

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of December 31, 2017 and June 30, 2017, respectively.
(ii) Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii) Group’s Other reserves at December 31, 2017 are comprised as:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for share-based payments	Reserve for defined benefit plans	Hedging instruments	Other subsidiary reserves	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2017	(24)	2,227	102	(23)	48	-	25	2,355
Other comprehensive loss for the period	-	(33)	-	(53)	17	-	-	(69)
Total comprehensive loss for the period	-	(33)	-	(53)	17	-	-	(69)
As provided by Ordinary and Extraordinary Shareholders´ Meeting held on October 31, 2017:
Reserve for new developments	-	-	-	-	-	-	1,371	1,371
Reserve for share-based payments	-	-	2	-	-	-	-	2
Share of changes in subsidiaries’ equity	-	-	-	-	-	(1)	-	(1)
Balance as of December 31, 2017	(24)	2,194	104	(76)	65	(1)	1,396	3,658

)
Alejandro G. Elsztain Vice President II acting as President

3

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2017 and 2016
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2016 (recast)	495	7	65	659	16	83	1,725	1,194	9,560	13,804
Profit for the period	-	-	-	-	-	-	-	-	2,196	2,196
Other comprehensive loss for the period	-	-	-	-	-	-	-	500	-	500
Total comprehensive income for the period	-	-	-	-	-	-	-	500	2,196	2,696
As provided by Ordinary Shareholders’ Meeting held and Extraordinary Shareholders’ Meeting held on October 31, 2016:
- Share distribution	4	(4)	-	-	-	-	-	-	-	-
- Release of reserve for future dividends	-	-	-	-	-	-	-	(31)	31	-
Reserve for share-based payments	-	-	-	-	-	-	-	7	-	7
Equity incentive plan granted	-	-	-	-	4	-	-	(5)	1	-
Changes in interest in subsidiaries	-	-	-	-	-	-	-	(128)	-	(128)
Balance as of December 31, 2016 (recast)	499	3	65	659	20	83	1,725	1,537	11,788	16,379

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(i) Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of December 31, 2016 and June 30, 2016, respectively.
(ii) Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii) Group’s Other reserves at December 31, 2016 are comprised as:

	Cost of treasury shares	Changes in interestin subsidiaries	Reserve for currency translation adjustment	Reserve for share-based payments	Reserve for future dividends	Reserve for defined benefit plans	Hedging instruments	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2016 (recast)	(32)	(21)	1,074	95	31	(6)	21	32	1,194
Other comprehensive income for the period	-	-	507	-	-	(7)	-	-	500
Total comprehensive income for the period	-	-	507	-	-	(7)	-	-	500
As provided by Ordinary Shareholders’ Meeting held and Extraordinary Shareholders’ Meeting held on October 31, 2016:
- Share distribution	7	-	-	-	-	-	-	(7)	-
- Release of reserve for future dividends	-	-	-	-	(31)	-	-	-	(31)
Reserve for share-based payments	-	-	-	7	-	-	-	-	7
Equity incentive plan granted	-	-	-	(5)	-	-	-	-	(5)
Changes in interest in subsidiaries	-	(128)	-	-	-	-	-	-	(128)
Balance as of December 31, 2016 (recast)	(25)	(149)	1,581	97	-	(13)	21	25	1,537
)
Alejandro G. Elsztain Vice President II acting as President

4

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2017 and 2016
(All amounts in millions of Argentine Pesos, except shares and per share data, and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.17	12.31.16(recast)
Operating activities:
Cash used in operations	14	(533)	(211)
Net cash used in operating activities		(533)	(211)
Investing activities:
Acquisition of interest in subsidiaries, associates and joint ventures		-	(6)
Capital contribution to subsidiaries, associates and joint ventures	6	(1)	(1)
Sale of interest in subsidiaries, associates and joint ventures		53	-
Acquisition of property, plant and equipment	8	(47)	(38)
Proceeds from sale of property, plant and equipment		2	1
Proceeds from sale of farmlands		7	69
Acquisition of Intangible assets	9	-	(1)
Acquisition of investment in financial assets		(1,626)	(365)
Proceeds from disposals of investment in financial assets		1,734	391
Proceeds from loans granted to subsidiaries, associates and joint ventures		-	12
Advance payments		(4)	(6)
Sale of farmlands advances		76	-
Dividends received		922	81
Net cash generated from investing activities		1,116	137
Financing activities:
Payment of non-convertible notes		-	(187)
Repurchase of non-convertible notes		(4)	(235)
Borrowings		1,189	1,001
Payment of borrowings		(1,238)	(354)
Proceeds from derivative financial instruments		1	14
Dividends paid		(395)	-
Interest paid		(86)	(124)
Net cash (used in) / generated from financing activities		(533)	115
Net increase in cash and cash equivalents		50	41
Cash and cash equivalents at beginning of the period		41	11
Currency translation adjustment on cash and cash equivalents		21	1
Cash and cash equivalents at the end of the period		112	53

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II acting as President

5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data, and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
General information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 9, 2018.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 "Interim Financial Reporting", therefore, should be read together with the Annual Financial Statements of the Company as of June 30, 2017, prepared in accordance with IFRS in force. Furthermore, these Financial Statements include supplementary information required by Law N° 19,550 and/or regulations of CNV. Such information is included in notes to the Financial Statements, according to IFRS.

These Financial Statements corresponding to the six-month periods ended as of December 31, 2017 and 2016 have not been audited. The management considers they include all necessary adjustments to fairly present the results of each period. Results for the six-month periods ended as of December 31, 2017 and 2016 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

2.1.a) Changes to financial statements previously issued due to change in accounting policies

As mentioned in Note 2 to the Consolidated Financial Statements as of June 30, 2017, during the fiscal year ended June 30, 2017 the Company’s Board of Directors decided to change the accounting policy for investment property from cost model to fair value model, as permitted under IAS 40 "investment properties". The Company believes this change reflects better the current value of its core assets and therefore provides more relevant information to Management, users of financial statements and others.

Therefore, the previously issued Financial Statements were retroactively changed as required by IAS 8.

2.1.b) Changes in presentation of financial statements previously issued due to change in accounting policies

Expenses relating to the agricultural activity include items as planting, harvesting, irrigation, agrochemicals, fertilizers, veterinary services and others. The Company chose not to continue to charge these costs to income as they are incurred; instead, it capitalized them as part of the cost of biological assets. The Company believes this change will help to better understand the performance of the agribusiness activity and therefore provides more relevant information to Management, users of the Financial Statements and others.

6

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Company has therefore retroactively changed the previously issued Consolidated Financial Statements as required by IAS 8. There is no impact on the total and subtotal amounts of the Financial Statements.

The tables below include reconciliations between the Statements of Comprehensive Income for the six-month period ended December 31, 2016 as they were originally issued, and these Financial Statements (recast). There is no impact on the relevant total amounts in the Statement of Cash Flows.

Statement of Income and Other Comprehensive Income as of December 31, 2016:

	Six months
	12.31.16	12.31.16 (adjustment)		12.31.16 (recast)
Sales, rental and services income	753	-		753
Costs	(1,145)	489	a)	(656)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	531	(489)	a)	42
Changes in the net realizable value of agricultural products after harvest	(71)	-		(71)
Gross profit	68	-		68
Gain from disposal of farmlands	72	-		72
General and administrative expenses	(92)	-		(92)
Selling expenses	(182)	-		(182)
Other operating results, net	2	(2)		-
Management fees	(104)	(142)	b)	(246)
Loss from operations	(236)	(144)		(380)
Share of profit of associates and joint ventures	1,290	1,443	c)	2,733
Profit before financing and taxation	1,054	1,299		2,353
Finance income	16	-		16
Finance costs	(386)	-		(386)
Other financial results, net	31	-		31
Financial results, net	(339)	-		(339)
Profit before income tax	715	1,299		2,014
Income tax	204	(22)	d)	182
Profit for the period	919	1,277		2,196

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures	435	72	e)	507
Other comprehensive loss from share of changes in subsidiaries’ equity	(7)	-		(7)
Other comprehensive income for the period (i)	428	72		500
Total comprehensive income for the period	1,347	1,349		2,696

  7

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Three months
	12.31.16	12.31.16 (adjustment)		12.31.16 (recast)
Sales, rental and services income	326	-		326
Costs	(564)	274	a)	(290)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	294	(274)	a)	20
Changes in the net realizable value of agricultural products after harvest	21	-		21
Gross profit	77	-		77
Gain from disposal of farmlands	-	(1)		(1)
General and administrative expenses	(51)	-		(51)
Selling expenses	(83)	1		(82)
Other operating results, net	(15)	-		(15)
Management fees	(104)	(139)	b)	(243)
Loss from operations	(176)	(139)		(315)
Share of profit of associates and joint ventures	1,658	931	c)	2,589
Profit before financing and taxation	1,482	792		2,274
Finance income	4	-		4
Finance costs	(226)	-		(226)
Other financial results, net	6	-		6
Financial results, net	(216)	-		(216)
Profit before income tax	1,266	792		2,058
Income tax	140	(23)	d)	117
Profit for the period	1,406	769		2,175

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures	105	49	e)	154
Other comprehensive loss from share of changes in subsidiaries’ equity	(17)	-		(17)
Other comprehensive income for the period (i)	88	49		137
Total comprehensive income for the period	1,494	818		2,312

Explanation of the changes in the Separate Statement of Income and Other Comprehensive Income

a)
It corresponds to changes in presentation of costs of production Note 2.1.b).
b)
It corresponds to the re-measurement of management fees.
c)
Changes in share of profit / (loss) in associates and joint ventures after applying the change to equity method valuation implemented by the Company.
d)
It represents the tax impact of the changes in accounting policies.
e)
It pertains to exchange differences in subsidiaries, associates and joint ventures following application of the same accounting policy implemented by the Company.

8

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.2.
Significant accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2017, except for the changes mentioned in Note 2.1.a) and 2.1.b).

2.3.
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2017, except for changes in provisions for income tax, for legal claims and for doubtful accounts.

3.
Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.

4.
Acquisitions and disposals

On November 9, 2017 Cresud sold to a non-related party 154,929 shares of its subsidiary FyO, representing 9,493% of FyO’s capital stock for an amount of US$ 3.04, which were collected in full. As a result, Cresud reduced its equity interest in FyO from 59.6% to 50.1%.

This transaction generated a gain (net of taxes) of Ps. 24.3 in the separate financial statements.

See summary of acquisitions and additional disposals of the Company for the six-month period ended December 31, 2017 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

5.1.
Financial risk

The Company’s activities are exposed to several financial risks, market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2017. There have been no significant changes in the risk management or risk management policies applied by the Company since the fiscal year.

5.2.
Fair value estimates

Since June 30, 2017, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets, liabilities or biological assets (either measured at fair value or amortized cost). Nor there have been transfers between the several hierarchies used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

9

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several subsidiaries, associates and joint ventures.

Set out below are the changes in Company’s investment in subsidiaries, associates and joint ventures for the six-month period ended December 31, 2017 and for the fiscal year ended June 30, 2017:

	12.31.17	06.30.17
Beginning of the period / year adjusted	19,498	15,773
Balance incorporated by merger with Cactus	-	(5)
Acquisition of subsidiaries (i)	-	12
Capital contribution	42	113
Disposal of interest in subsidiaries	(10)	9
Share of profit of subsidiaries, associates and joint ventures	5,761	2,511
Foreign exchange gains	(33)	1,153
Other comprehensive (loss) / income from share of changes in subsidiaries’ equity	(36)	31
Share of changes in subsidiaries’ equity	(1)	-
Reserve for share-based payments	1	8
Dividends distributed	(900)	(107)
End of the period / year	24,322	19,498

(i)
Includes the effect of changes in subsidiaries as consequence of repurchase of equity interest.

See changes in Company’s investment in associates and joint ventures for the six-month period ended December 31, 2017 in Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements and for the year ended June 30, 2017 in Note 8 to the Unaudited Condensed Annual Consolidated Financial Statements.

10

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	% of ownership interest		Registered value		Entity's interest in comprehensive income / (loss)						Last financial statement issued
Name of the entity	12.31.17	06.30.17	12.31.17	06.30.17	12.31.17	12.31.16 (Recast)	Market value as of 12.31.17	Place of bussines / country of incoporation	Main activity	Amount of common shares 1 vote	Common shares (nominal value)	Income /(loss) for the period	Shareholders' equity
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	43.29%	43.43%	2,197	1,644	568	550	12.20	Brazil	Agricultural	23,291,500	875	164	4,128
Agropecuaria Santa Cruz de la Sierras S.A. (formerly Doneldon S.A.)	100.00%	100.00%	460	421	38	17	Not publicly traded	Uruguay	Agricultural	264,937,972	265	(12)	460
Futuros y opciones.Com S.A.	50.10%	59.59%	56	52	15	24	Not publicly traded	Argentina	Brokerage	972,612	2	25	112
Amauta Agro S.A. (formerly FyO Trading S.A.)	2.20%	2.20%	1	1	-	-	Not publicly traded	Argentina	Brokerage	505,603	23	4	28
Helmir S.A.	100.00%	100.00%	589	504	84	49	Not publicly traded	Uruguay	Investment	90,624,298	91	72	602
Sociedad Anómina Carnes Pampeanas S.A.	99.52%	99.44%	6	31	(67)	(58)	Not publicly traded	Argentina	Agroindustrial	277,634,288	310	(67)	6
IRSA Inversiones y Representaciones Sociedad Anónima	63.38%	63.38%	20,969	16,799	5,088	2,659	54.35	Argentina	Real Estate	364,599,461	575	8,933	33,075
Total Subsidiaries			24,278	19,452	5,726	3,241

Associates
FyO Acopio S.A. (continuadora de Granos Olavarría S.A.)	2.20%	2.20%	1	1	-	1	Not publicly traded	Argentina	Warehousing and Brokerage	11,264	1	8	66
Agrofy S.A.	0.00%	0.00%	-	-	-	(6)	Not publicly traded	Argentina	E-commerce	-	-	-	-
Agrouranga S.A.	35.72%	35.72%	43	45	2	4	Not publicly traded	Argentina	Agricultural	893,069	3	6	89
Total Associates			44	46	2	(1)

Total Investments in subsidiaries, associates and join ventures			24,322	19,498	5,728	3,240

11

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investment properties

Changes in Company’s investment properties for the six-month period ended December 31, 2017 and for the fiscal year ended June 30, 2017 were as follows:

	12.31.17	06.30.17
Beginning of the period / year	5	100
Reclassification to property, plant and equipment	-	(96)
Changes in fair value	1	1
End of the period / year	6	5

The following amounts have been recognized in the Statement of Income and Other Comprehensive Income:

	12.31.17	12.31.16 (recast)
Rental and services income	1	4
Direct operating expenses	1	12

8.
Property, plant and equipment

Changes in Company’s property, plant and equipment for the six-month period ended December 31, 2017 and for the fiscal year ended June 30, 2017 were as follows:

	Owner occupied farmland (ii)	Others	Total as of 12.31.17	Total as of 06.30.17

Costs	869	68	937	759
Accumulated depreciation	(77)	(35)	(112)	(92)
Opening net book amount	792	33	825	667

Additions	40	7	47	97
Disposals	(2)	-	(2)	(15)
Reclassifications to investment properties	-	-	-	96
Depreciation charge (i)	(7)	(4)	(11)	(20)
Closing net book amount	823	36	859	825

Costs	905	75	980	937
Accumulated depreciation	(82)	(39)	(121)	(112)
Net book amount	823	36	859	825

(i)
For the fiscal years ended December 31, 2017 and June 30, 2017, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 3 and Ps. 6 in "Costs"; Ps. 1 and Ps. 1 in “General and administrative expenses” in “the Statement of Income and Other Comprehensive Income"; Ps. 7 and Ps. 13 were capitalized as part of the biological assets costs.
(ii)
 Includes farms, buildings and facilities of farmlands properties

12

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

9.
Intangible assets

Changes in Company’s intangible assets for the six-month period ended as of December 31, 2017 and for the fiscal year ended as of June 30, 2017 were as follows:

	Computer software	Rights of use	Total
Net book amount as of June 30, 2016 (recast)	1	16	17
Additions	2	-	2
Amortization charges (i)	(1)	-	(1)
Net book amount as of June 30, 2017	2	16	18
Costs	3	20	23
Accumulated amortization	(1)	(4)	(5)
Net book amount as of June 30, 2017	2	16	18
Additions	-	-	-
Amortization charges (i)	-	-	-
Net book amount as of December 31, 2017	2	16	18
Costs	3	20	23
Accumulated amortization	(1)	(4)	(5)
Net book amount as of December 31, 2017	2	16	18

(i)
Amortization charges are included in “General and administrative expenses” in the Statement of Income and Other Comprehensive Income. There is no impairment charges for any of the years presented.

10.
Biological assets

Changes in the Company’s biological assets for the six-month period ended as of December 31, 2017 and for the fiscal year ended as of June 30, 2017 were as follows:

	Agricultural business
	Sown land-crops		Breeding cattle	Dairy cattle	Other cattle	Others	Total as of 12.31.17	Total as of 06.30.17
	Level 1	Level 3	Level 2	Level 2	Level 2	Level 1
Beginning of the period / year	18	236	642	40	15	10	961	919
Purchases	-	-	5	-	4	-	9	31
Changes by transformation	(11)	11	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	-	(4)	13	(34)	(2)	-	(27)	57
Decrease due to harvest	-	(429)	-	-	-	-	(429)	(941)
Sales	-	-	(137)	(34)	-	-	(171)	(174)
Consumes	-	-	(1)	-	-	(1)	(2)	(3)
Costs for the year	207	202	123	37	3	2	574	1,072
Closing net book amount	214	16	645	9	20	11	915	961

Non-current (production)	-	-	542	-	15	11	568	608
Current (consumable)	214	16	103	9	5	-	347	353
End of the period / year	214	16	645	9	20	11	915	961

Cost of production
	Sown land-crops	Cattle	Other biological assets	Total as of 12.31.17	Total as of 12.31.16 (recast)

Supplies and labors	352	93	2	447	387
Leases, services charges and vacant property costs	1	-	-	1	1
Amortization and depreciation	4	3	-	7	6
Maintenance and repairs	8	11	-	19	15
Payroll and social security liabilities	30	41	-	71	51
Fees and payments for services	1	-	-	1	4
Freights	4	5	-	9	10
Bank commissions and expenses	-	-	-	-	1
Travel expenses and stationery	3	3	-	6	6
Taxes, rates and contributions	6	4	-	10	8
Others	-	3	-	3	-
Total Cost of production as of 12.31.17	409	163	2	574	-
Total Cost of production as of 12.31.16 (Recast)	340	146	3	-	489

13

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

During the six-month period ended December 31, 2017 and the year ended June 30, 2017 there have been no transfers between the several tiers used in estimating the fair value of the Company’s biological assets, or reclassifications among their respective categories.

See information on valuation processes used by the entity in Note 14 to the Consolidated Financial Statements as of June 30, 2017.

As of December 31, 2017 and June 30, 2017, the better and maximum use of biological assets shall not significantly differ from the current use.

11.
Inventories

Breakdown of Company’s inventories as of December 31, 2017 and June 30, 2017 are as follows:

	12.31.17	06.30.17
Current
Crops	260	294
Materials and supplies	166	121
Seeds and fodders	116	134
Total inventories	542	549

As of December 31, 2017 and June 30, 2017 the cost of inventories recognized as expense amounted to Ps. 532 and Ps. 801, respectively and they have been included in “Costs”.

12.
Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 16 to the Annual Consolidated Financial Statements as of June 30, 2017.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of December 31, 2017 and June 30, 2017 and their allocation to the fair value hierarchy:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
December 31, 2017		Level 1	Level 2	Level 3

Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	415	-	-	-	415	243	658
Investment in financial assets:
- Mutual funds	-	14	-	-	14	-	14
Derivative financial instruments
- Crops future contracts	-	4	-	-	4	-	4
Restricted assets (i)	2	-	-	-	2	-	2
Cash and cash equivalents:
- Cash on hand and at bank	10	-	-	-	10	-	10
- Short-term investments	-	102	-	-	102	-	102
Total assets	427	120	-	-	547	243	790

(i) Corresponds to the employee capitalization plan.

14

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
Liabilities as per statement of financial position
Trade and other payables (Note 15)	1,806	-	-	-	1,806	127	1,933
Borrowings (excluding finance lease liabilities) (Note 17)	5,828	-	-	-	5,828	-	5,828
Finance lease obligations (Note 17)	2	-	-	-	2	-	2
Derivative financial instruments:	-	-	-	-	-	-	-
- Crops options	-	9	-	-	9	-	9
- Crops futures	-	3	-	-	3	-	3
Total liabilities	7,636	12	-	-	7,648	127	7,775

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
June 30, 2017		Level 1	Level 2	Level 3

Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	225	-	-	-	225	191	416
Investment in financial assets:
- Mutual funds	-	105	-	-	105	-	105
Derivative financial instruments:
- Crops future contracts	-	4	-	-	4	-	4
Restricted assets (i)	35	-	-	-	35	-	35
Cash and cash equivalents:
- Cash on hand and at bank	17	-	-	-	17	-	17
- Short-term investments	-	24	-	-	24	-	24
Total assets	277	133	-	-	410	191	601

(i) Corresponds to the employee capitalization plan.

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
Liabilities as per statement of financial position
Trade and other payables (Note 15)	1,351	-	-	-	1,351	24	1,375
Borrowings (excluding finance lease liabilities) (Note 17)	5,452	-	-	-	5,452	-	5,452
Finance lease obligations (Note 17)	2	-	-	-	2	-	2
Derivative financial instruments:
- Foreign-currency contracts	-	9	-	-	9	-	9
Total liabilities	6,805	9	-	-	6,814	24	6,838

When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 16 to the Consolidated Financial Statements as of June 30, 2017.

15

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

13.
Trade and other receivables

Breakdown of the Company’s trade and other receivables as of December 31, 2017 and June 30, 2017 are as follows:

	12.31.17	06.30.17
Receivables from sale of agricultural products and services	187	63
Debtors under legal proceedings	9	9
Less: allowance for doubtful accounts	(9)	(9)
Total trade receivables	187	63
Prepayments	130	84
Tax credits	108	98
Loans	12	10
Advance payments	5	9
Others	19	19
Total other receivables	274	220
Related parties (Note 25)	188	124
Total trade and other receivables	649	407
Non-current	62	76
Current	587	331
Total trade and other receivables	649	407

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 28.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.16 to the Consolidated Financial Statements as of June 30, 2017.

Movements on the Company’s allowance for doubtful accounts are as follows:

	12.31.17	06.30.17
Beginning of the period / year	9	8
Charges	-	1
End of the period / year	9	9

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income (Note 21). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

16

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

14.
Cash flow information

Following is a detailed description of cash flows used in the Company’s operations for the six-month periods ended as of December 31, 2017 and 2016:

	12.31.17	12.31.16 (recast)
Profit for the period	4,644	2,196
Adjustments for:
Income tax	(94)	(182)
Depreciation and amortization	5	4
Gain from disposal of farmlands	-	(72)
Share based payments	1	1
Unrealized loss / (gain) from derivative financial instruments of commodities	4	(11)
Gain from derivative financial instruments (except commodities)	(2)	(9)
Changes in fair value of financial assets at fair value through profit or loss	(19)	(4)
Accrued interest, net	104	108
Unrealized initial recognition and changes in the fair value of biological assets	(336)	(333)
Changes in net realizable value of agricultural products after harvest	(87)	71
Provisions	565	274
Gain from repurchase of Non-convertible Notes	-	(18)
Loss from disposal of associates, subsidiaries and joint ventures	(44)	2
Share of profit in subsidiaries, associates and joint ventures	(5,761)	(2,733)
Unrealized foreign exchange loss, net	392	244
Changes in fair value of investment properties	(1)	-
Changes in operating assets and liabilities:
Decrease in biological assets	389	425
Decrease / (Increase) in inventories	94	(13)
Increase in trade and other receivables	(304)	(182)
Increase in derivative financial instruments	-	(1)
(Decrease) / Increase in trade and other payables	(50)	46
Decrease in payroll and social security liabilities	(33)	(24)
Net cash used in operating activities before income tax paid	(533)	(211)

The following table shows a detail of non-cash transactions occurred in the six-month periods ended as of December 31, 2017 and 2016:

	12.31.17	12.31.16 (recast)
Non-cash activities
Dividends not collected	(2)	(9)
Increase / (Decrease) of interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	33	(507)
Increase of interest in subsidiaries, associates and joint ventures by a decrease in trade and other receivables	(41)	-
Increase of interest in subsidiaries, associates and joint ventures through reserve for share-based compensation	1	4
Increase in trade and other receivables through a decrease in property, plant and equipment	-	(16)
Stock plan granted	-	(5)
Distribution of treasury stock	-	(7)
Decrease in trade and other payables through an increase in borrowings	-	(5)

17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

15.
Trade and other payables

The detail of the Company’s trade and other payables as of December 31, 2017 and June 30, 2017 are as follows:

	12.31.17	06.30.17
Trade payables	155	80
Provisions	177	181
Sales, rent and services payments received in advance	121	4
Total trade payables	453	265
Taxes payable	6	19
Others	2	38
Total other payables	8	57
Related parties (Note 25)	1,472	1,053
Total trade and other payables	1,933	1,375
Non-current	-	936
Current	1,933	439
Total trade and other payables	1,933	1,375

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Book value of trade and other payables denominated in foreign currencies are detailed in Note 28.

16.
Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor and tax claims and other claims	Investments in subsidiaries, associates and joint ventures (i)	Total as of 12.31.17	Total as of 06.30.17
June 30, 2016 (recast)	7	3	10	12
Additions	(1)	-	(1)	6
Used during the period	-	(3)	(3)	(8)
As of June 30, 2017	6	-	6	10
Additions	4	-	4	-
Used during the period	-	-	-	(4)
As of December 31, 2017	10	-	10	6
Non-current			8	5
Current			2	1
Total			10	6

(i) Corresponds to equity interests in subsidiaries, associates and joint ventures with negative equity.

17.
Borrowings

The detail of the Company’s borrowings as of December 31, 2017 and June 30, 2017 is as follows:

	Book value		Fair Value
	12.31.17	06.30.17	12.31.17	06.30.17
Non-convertible notes	2,994	2,896	5,022	4,011
Bank loans and others	2,822	2,546	3,056	2,172
Finance leases obligations	2	2	2	2
Bank overdrafts	12	10	12	10
Total borrowings	5,830	5,454	8,092	6,195
Non-current	1,661	2,368
Current	4,169	3,086
Total borrowings	5,830	5,454

18

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

18.
Taxation

The detail of the provision for the Company’s income tax is as follows:

	12.31.17	12.31.16 (recast)
Deferred income tax	94	182
Income tax	94	182

The gross movements on the deferred income tax account were as follows:

	12.31.17	06.30.17
Beginning of the period / year	1,222	990
Charged to the Statement of Income and Other Comprehensive Income	94	232
End of the period / year	1,316	1,222

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before income tax as follows:

Tax Reform

On December 27, 2017, the Argentine Congress approved the Tax Reform, through Law No. 27,430, which was enacted on December 29, 2017, and has introduced many changes to the income tax treatment applicable to financial income. The key components of the Tax Reform are as follows:

Dividends: Tax on dividends distributed by Argentine companies would be as follows: (i) dividends originated from profits obtained before fiscal year ending June 30, 2018 will not be subject to withholding tax; (ii) dividends derived from profits generated during fiscal years of the Company ending June 30, 2019 and 2020 paid to Argentine Individuals and/or foreign residents, will be subject to a 7% withholding tax; and (iii) dividends originated from profits obtained during fiscal year ending June 30, 2021 onward will be subject to withholding tax at a rate of 13%.

Income tax: Corporate income tax would be reduced to 30% for fiscal years commencing after January 1, 2018 through December 31, 2019, and to 25% for fiscal years beginning after January 1, 2020, inclusive.

Presumptions of dividends: Certain facts will be presumed to constitute dividend payments, such as: i) withdrawals from shareholders, ii) shareholders private use of property of the company, iii) transactions with shareholders at values different from market values, iv) personal expenses from shareholders or shareholder remuneration without substance.

Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. As of the date of these financial statements, the Group has not exercised the option. The gain generated by the revaluation is exempted according to article 291 of Law 27,430 and, the additional tax generated by the revaluation is not deductible.

In addition, the Argentine tax reform contemplates other amendments regarding the following matters: social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels, and excise taxes, among others. As of the date of presentation of these Financial Statements, many aspects are pending regulation by the National Executive Power.

19

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

19. Revenues	12.31.17	12.31.16 (recast)
Crops	753	568
Cattle	171	128
Dairy	77	51
Supplies	3	2
Leases and agricultural services	1	4
Total revenues	1,005	753

20.
Costs

	12.31.17	12.31.16 (recast)

Crops	528	490
Cattle	141	99
Dairy	54	48
Supplies	1	1
Leases and agricultural services	1	12
Other costs	8	6
Total costs	733	656

21.
Expenses by nature

	Costs (i)	General and administrative expenses	Selling expenses	Total as of 12.31.17	Total as of 12.31.16 (recast)
Supplies and labors	-	-	-	-	10
Leases and expenses	-	4	-	4	2
Amortization and depreciation (ii)	3	2	-	5	4
Cost of sale of agricultural products and biological assets	725	-	-	725	638
Advertising, publicity and other selling expenses	-	-	1	1	5
Maintenance and repairs	-	4	-	4	5
Payroll and social security liabilities	3	67	6	76	63
Fees and payments for services	1	11	-	12	11
Freights	-	-	150	150	122
Bank commissions and expenses	-	3	6	9	4
Travel expenses and stationery	1	3	-	4	5
Conditioning and clearance	-	-	34	34	22
Director’s fees	-	7	-	7	12
Export expenses	-	-	-	-	1
Taxes, rates and contributions	-	-	32	32	26
Others	-	-	2	2	-
Total expenses by nature as of 12.31.17	733	101	231	1,065	-
Total expenses by nature as of 12.31.16 (recast)	656	92	182	-	930

(i) Include Ps. 8 and Ps. 6 of other agricultural operating costs as of December 31, 2017 and 2016, respectively.
(ii) Include Ps.1 corresponding to depreciation for shared services.

22.
Other operating results, net

	12.31.17	12.31.16 (recast)
Administration fees	1	-
Gain from commodity derivative financial instruments	2	5
Tax on shareholders’ personal assets	-	(1)
Contingencies	(3)	(2)
Donations	-	(1)
Gain / (loss) from disposal of associates, subsidiaries and/or joint ventures	44	(2)
Others	(3)	1
Total other operating results, net	41	-

20

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

23.
Financial results, net

	12.31.17	12.31.16 (recast)
Financial income:
Interest income	1	13
Foreign exchange gains	5	3
Financial income	6	16
Financial costs:
Interest expenses	(105)	(121)
Foreign exchange losses	(673)	(250)
Other financial costs	(14)	(15)
Total financial costs	(792)	(386)

Other financial results:
Fair value gains of financial assets at fair value through profit or loss	21	4
Gain from derivative financial instruments (except commodities)	2	9
Gain from repurchase of NCN	-	18
Total other financial results	23	31
Total financial results, net	(763)	(339)

24.
Merger with Agro Managers S.A.

During September 2016, the Company entered into a pre-merger commitment with its wholly-owned subsidiary Agro Managers S.A. whereby the Company would be the absorbent Company and Agro Managers would be the absorbed Company.

The effect of the merge with Agro Managers S.A. would have had on the Statement of Financial Position as of June 30, 2017 and Statements of Comprehensive Income and Statements of Cash Flows as of December 31, 2016 were no significant.

25.
Related party transactions

See description of the main transactions conducted with related parties in Note 32 to the Consolidated Financial Statements as of June 30, 2017.

The following is a summary of the balances with related parties as of December 31, 2017 and June 30, 2017:

Items	12.31.17	06.30.17
Trade and other payables	(1,472)	(1,053)
Borrowings	(383)	(355)
Trade and other receivables	188	124
Total	(1,667)	(1,284)

21

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	12.31.17	06.30.17	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima	20	8	Corporate services receivable
	(4)	(5)	Leases payable
	8	13	Reimbursement of expenses receivable
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	(8)	(7)	Reimbursement of expenses payable
	5	4	Reimbursement of expenses receivable
	-	14	Dividends receivables
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	1	Reimbursement of expenses receivable
Helmir S.A.	(119)	(104)	Borrowings
Ombú Agropecuaria S.A.	1	3	Administration fees
	3	1	Reimbursement of expenses
Agropecuaria Acres del Sud S.A.	2	2	Administration fees
Yatay Agropecuaria S.A.	2	3	Administration fees
Yuchán Agropecuaria S.A.	2	3	Administration fees
Futuros y Opciones.Com S.A.	31	-	Brokerage operations receivable
	-	(11)	Brokerage operations to be paid
	1	1	Reimbursement of expenses receivable
	32	24	MAT operations
	(1)	(1)	Sale of suppliers
Total Subsidiaries	(25)	(51)

Agro-Uranga S.A.	3	8	Dividends receivables
Total Associates	3	8

IRSA Propiedades Comerciales S.A.	27	23	Reimbursement of expenses receivable
	2	1	Share based payments
	(212)	(188)	Non-convertible notes
	48	14	Corporate services
Emprendimiento Recoleta S.A.	(33)	(45)	Non-convertible notes
Panamerican Mall S.A.	(19)	(18)	Non-convertible notes
Amauta Agro S.A. (formerly FyO Trading S.A.)	(4)	(6)	Purchase of goods and/or services
	(1)	-	Reimbursement of expenses payable
Total Subsidiaries of the subsidiaries	(192)	(219)

CAMSA and its subsidiaries	(1,452)	(1,020)	Management fees
Austral Gold	1	1	Reimbursement of expenses
Estudio Zang, Bergel & Viñes	(1)	(1)	Legal services
Other Related parties	(1,452)	(1,020)

Directors and Senior Management	(1)	(2)	Director's fees
Total Directors and Senior Management	(1)	(2)

Total	(1,667)	(1,284)

22

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the six-month period ended as of December 31, 2017 and 2016:

Related party	12.31.17	12.31.16 (recast)	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima	(1)	(1)	Leases and/or rights of use
	31	22	Corporate services
Futuros y Opciones.Com S.A.	(4)	(2)	Purchase of goods and/or services
	4	-	Sale of goods and/or services
Amauta Agro S.A. (formerly FyO Trading S.A.)	1	1	Sale of goods and/or services
	(15)	(10)	Purchase of goods and/or services
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	37	54	Sale of goods and/or services
Helmir S.A.	(15)	(7)	Financial operations
Total subsidiaries	38	57

Agro-Uranga S.A.	2	3	Sale of goods and/or services
Total Associates	2	3

Emprendimiento Recoleta S.A.	(5)	(5)	Financial operations
Panamerican Mall S.A.	(2)	(7)	Financial operations
IRSA Propiedades Comerciales S.A.	(2)	(2)	Leases and/or rights of use
	80	63	Corporate services
	(24)	(11)	Financial operations
FyO Acopio S.A. (continuadora de Granos Olavarría S.A.)	28	89	Sale of goods and/or services
	(2)	-	Purchase of goods and/or services
Total Subsidiaries of the subsidiaries	73	127

Estudio Zang, Bergel & Viñes	(2)	(1)	Legal services

CAMSA y sus subsidiarias	(516)	(246)	Management fees
San Bernardo de Córdoba S.A.	(1)	(1)	Leases and/or rights of use
Other Related parties	(519)	(248)

Directores	(7)	(12)	Compensation of Directors and Senior Management
Senior Management	(7)	(4)	Compensation of Directors and Senior Management
Total Directors and Senior Management	(14)	(16)

Inversiones Financieras del Sur S.A.	-	12	Financial operations
Total Directors and Senior Management	-	12

Total	(420)	(65)

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2017 and 2016:

Related party	12.31.17	12.31.16 (recast)	Descripción de la operación
Agropecuarias Santa Cruz de la Sierra S.A. (formerly Doneldon S.A.)	1	1	Additional paid-in capital
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	41	-	Capitalization of credits
Total subsidiary contributions	42	1
Inversiones Financieras del Sur S.A.	122	-	Dividends paid
Total dividens paid	122	-
IRSA Inversiones y Representaciones Sociedad Anónima	882	-	Dividends received
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	14	61	Dividends received
Agro-Uranga S.A.	4	22	Dividends received
Futuros y Opciones.Com S.A.	-	10	Dividends received
Total dividends received	900	93

26.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 – Investment properties
Note 8 – Property, plant and equipment
Exhibit B - Intangible assets	Note 9 – Intangible assets
Exhibit C - Equity investments	Note 6 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 – Financial instruments by category
Exhibit E - Provisions	Note 13 – Trade and other receivables
Note 16 – Provisions
Exhibit F - Cost of sales and services	Note 27 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 28 – Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 21 – Expenses by nature

23

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

27.
Cost of sales and services provided

Description	Biological assets	Agricultural stock	Services and other operating costs	Total as of 12.31.17	Total as of 12.31.16 (recast)
Beginning of the period / year	697	549	-	1.246	1.038
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(23)	-	-	(23)	135
Changes in the net realizable value of agricultural products after harvest	-	87	-	87	(71)
Increase due to harvest	-	455	-	455	523
Acquisitions and classifications	9	245	-	254	284
Consume	(1)	(241)	-	(242)	(252)
Expenses incurred	163	-	1	164	12
Inventories as of 12.31.17	(674)	(542)	-	(1.216)	(1.019)
Cost as of 12.31.17	171	553	1	725	-
Cost as of 12.31.16 (recast)	114	524	12	-	650

28.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of December 31, 2017 and June 30, 2017 are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 12.31.17	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.17
Assets
Trade and other receivables
US Dollar	5	18.549	92	1	16.530	16
Receivables with related parties:
US Dollar	1	18.549	3	1	16.630	11
Brazilian Reais	-	-	-	3	5.200	15
Total trade and other receivables			95			42

Investment in financial assets
US Dollar	1	18.549	14	-	16.530	-
Total Investment in financial assets			14			-

Cash and cash equivalents
US Dollar	1	18.549	6	1	16.530	11
Brazilian Reais	1	5.700	1	-	5.200	-
Total Cash and cash equivalents			7			11

Liabilities
Trade and other payables
US Dollar	11	18.649	211	7	16.630	114
Payables with related parties:
US Dollar	1	18.649	2	1	16.630	8
Brazilian Reais	1	6.200	8	1	5.200	7
Total trade and other payables			221			129

Derivative financial instruments
US Dollar	1	18.649	3	-	-	-
Total derivative instruments			3			-

Borrowings
US Dollar	312	18.649	5,818	327	16.630	5,438
Total Borrowings			5,818			5,438

(1)
Exchange rate as of December 31, 2017 according to Banco Nación Argentina records.
(2)
Exchange rate as of June 30, 2017 according to Banco Nación Argentina records.

24

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

29.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

30.
Negative working capital

At the end of the period, the Company carried a working capital deficit of Ps. 4,588 whose treatment is being considered by the Board of Directors and the respective Management. To date, the company has issued negotiable obligations for the purpose of reversing part of the negative working capital. See subsequent events in Note 33 to the Unaudited Condensed Interim Consolidated Financial Statements.

31.
Subsequent events

See subsequent events in Note 33 to the Unaudited Condensed Interim Consolidated Financial Statements.

25

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2017
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.     Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.     Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

Are detailed in the Business Review.

3.     Receivables and liabilities by maturity date.

Items		Past due (Point 3 a.)	Without maturity (Point 3.b.)	Without maturity (Point 3.b.)	To be due (Point 3.c.)								Total

		12.31.17	Current	Non-current	Up to 3 months	From 3 to 6 month	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on

Accounts receivables	Trade and other receivables	-	97	-	490	-	-	-	62	-	-	-	649
	Income tax and minimum presumed income tax and deferred income tax	-	-	1,400	-	-	-	-	-	-	-	-	1,400
	Total	-	97	1,400	490	-	-	-	62	-	-	-	2,049
Liabilities	Trade and other payables	-	31	-	1,902	-	-	-	-	-	-	-	1,933
	Borrowings	-	-	-	260	2,367	146	1,396	1,227	231	160	43	5,830
	Payroll and social security liabilities	-	-	-	34	-	46	-	-	-	-	-	80
	Provisions	-	2	8	-	-	-	-	-	-	-	-	10
	Total	-	33	8	2,196	2,367	192	1,396	1,227	231	160	43	7,853

26

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2017
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.     Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total

Accounts receivables	Trade and other receivables	495	92	587	59	3	62	554	95	649
	Income tax and minimum presumed income tax and deferred income tax	-	-	-	1,400	-	1,400	1,400	-	1,400
	Total	495	92	587	1,459	3	1,462	1,954	95	2,049
Liabilities	Trade and other payables	1,712	221	1,933	-	-	-	1,712	221	1,933
	Borrowings	12	4,157	4,169	-	1,661	1,661	12	5,818	5,830
	Payroll and social security liabilities	80	-	80	-	-	-	80	-	80
	Provisions	2	-	2	8	-	8	10	-	10
	Total	1,806	4,378	6,184	8	1,661	1,669	1,814	6,039	7,853

4.b.     Breakdown of accounts receivable and liabilities by adjustment clause.

On December 31, 2017, there are no receivable and liabilities subject to adjustment clause.

27

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2017
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.     Breakdown of accounts receivable and liabilities by interest accrual.

Items		Current				No Corriente				Accruing interest		Non-accruing interest	Total
		Accruing interest		Non-accruing interest	Subtotal	Accruing interest		Non-accruing interest	Subtotal
		Fixed	Floating			Fixed	Floating			Fixed	Floating
Accounts receivables	Trade and other receivables	-	-	587	587	3	-	59	62	3	-	646	649
	Income tax and minimum presumed income tax and deferred income tax	-	-	-	-	-	-	1,400	1,400	-	-	1,400	1,400
	Total	-	-	587	587	3	-	1,459	1,462	3	-	2,046	2,049
Liabilities	Trade and other payables	-	-	1,933	1,933	-	-	-	-	-	-	1,933	1,933
	Borrowings	6,028	43	(1,902)	4,169	1,491	170	-	1,661	7,519	213	(1,902)	5,830
	Payroll and social security liabilities	-	-	80	80	-	-	-	-	-	-	80	80
	Provisions	-	-	2	2	-	-	8	8	-	-	10	10
	Total	6,028	43	113	6,184	1,491	170	8	1,669	7,519	213	121	7,853

28

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2017
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.
Companies under section 33 of law N°. 19,550 and other related parties.

a.
Interest in companies under section 33 of law N° 19,550.

Name of the entity	Place of business / Country of incorporation	Principal activity (*)	% of ownership interest held by the Group
Direct equity interest:
Brasilagro-Companhía Brasileira de Propiedades Agrícolas (1)	Brazil	Agricultural	43.29% (2)
Agropecuaria Santa Cruz de la Sierra S.A. (formerly Doneldon S.A.)	Uruguay	Investment	100%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	50.10%
Helmir S.A.	Uruguay	Investment	100.00%
IRSA	Argentina	Real Estate	63.38% (2)
Amauta Agro S.A. (formerly FyO Trading S.A. due to change of corporate name)	Argentina	Brokerage	2.20%
Sociedad Anónima Carnes Pampeanas S.A.	Argentina	Agro-industrial	99.52%
Agrouranga S.A.	Argentina	Agricultural	35.72%
Granos de Olavarría S.A.	Argentina	Warehousing and brokerage	2.20%

(*) All companies whose main activity is “investment” do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(1)
 The Group has consolidated the investment in Brasilagro-Companhía Brasileira de Propiedades Agrícolas (“Brasilagro”) considering that the Company exercises “de facto control” over it.
(2)
 For computation purposes, Treasury shares have been subtracted.

b.
 Companies under section 33 of law N° 19,550 and other related parties debit / credit balances. See Note 25.

6.
Loans to directors.

See Note 25.

7.
Inventories.

The Company conducts physical inventories once a fiscal year in its most significant properties, covering all the assets they possess. There is no relevant immobilization of inventory.

8.
 Current values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2017 and 2016.

9.
 Appraisal revaluation of property, plant and equipment.

None.

29

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2017
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N°. 19,550.

None.

12.
Recovery values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2017 and 2016.

13.
Insurances

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	819	812
Vehicles	Third parties, theft, fire and civil liability	37	14

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.        Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

  Not applicable.

17.        Unpaid accumulated dividends on preferred shares.

  None.

18.        Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

30

Free Translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23°floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter “the Company”) which included the unaudited condensed interim separate statement of financial position as of December 31, 2017, and the unaudited condensed interim separate statements of income and comprehensive income for the six-month period ended December 31, 2017, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the six-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2017 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of income, the separate statement of comprehensive income and the separate statement of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, , Financiera y Agropecuaria that:

a)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
as of December 31, 2017, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 10,093,026, which was not claimable at that date.

Autonomous City of Buenos Aires, February 9, 2018.

PRICE WATERHOUSE & CO. S.R.L.

                                                (Partner)
         Dr. Mariano C. Tomatis

Buenos Aires, February 14, 2018 - Cresud S.A.C.I.F. y A. (NASDAQ: CRESY – BCBA: CRES), one of the leading agricultural companies in South America, announces today its results for the second quarter of fiscal year 2018 ended December 31, 2017.

Argentine Tax reform: Main impacts

On December 27, 2017, the Argentine Congress approved the Tax Reform, through Law No. 27,430, which was enacted on December 29, 2017, and has introduced many changes to the income tax treatment applicable to financial income. The key components of the Tax Reform are as follows:

Dividends: Tax on dividends distributed by Argentine companies would be as follows: (i) dividends originated from profits obtained before fiscal year ending June 30, 2018 will not be subject to withholding tax; (ii) dividends derived from profits generated during fiscal years ending June 30, 2019 and 2020 paid to Argentine Individuals and/or foreign residents, will be subject to a 7% withholding tax; and (iii) dividends originated from profits obtained during fiscal year ending June 30, 2021 onward will be subject to withholding tax at a rate of 13%.

Income tax: Corporate income tax gradually would be reduced to 30% for fiscal periods commencing after January 1, 2018 through December 31, 2019, and to 25% for fiscal periods commencing after January 1, 2020, inclusive.

Presumptions of dividends: Certain facts will be presumed to constitute dividend payments, such as: i) withdrawals from shareholders, ii) shareholders private use of property of the company, iii) transactions with shareholders at values different from market values, iv) personal expenses from shareholders or shareholder remuneration without substance.

Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. As of the date of these Financial Statements, the Group has not exercised the option. The gain generated by the revaluation is exempted according to article 291 of Law 27,430 and, the additional tax generated by the revaluation is not deductible.

In addition, the Argentine tax reform contemplates other amendments regarding the following matters: social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels, and excise taxes, among others.

At the date of presentation of these Financial Statements, many aspects are pending of regulation by the National Executive Power.

USA Tax reform: Main impacts

In December 2017, a bill was passed to reform the federal taxation law in the United States. The reform included a reduction of the corporate tax rate from 35% to 21%, for the tax years 2018 and thereafter. It has impact on certain subsidiaries of the Group in the United States.

1

Consolidated Results

In ARS million	IIQ 18	IIQ 17 (adjusted)	YoY Var	6M 18	6M 17 (adjusted)	YoY Var
Revenues	24,250	19,846	22.2%	45,926	38,696	18.7%
Costs	(16,809)	(14,042)	19.7%	(31,721)	(27,275)	16.3%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	149	31	367.7%	224	69	224.6%
Changes in the net realizable value of agricultural produce after harvest	37	21	76.2%	89	(77)	-
Gross profit	7,627	5,856	30.2%	14,518	11,413	27.2%
Net gain from fair value adjustment on investment properties	8,214	2,608	215.0%	11,667	4,044	188.5%
Gain from disposal of farmlands	-	(1)	(100.0%)	-	72	(100.0%)
General and administrative expenses	(1,322)	(1,057)	25.1%	(2,427)	(1,997)	21.5%
Selling expenses	(4,330)	(3,515)	23.2%	(8,043)	(6,819)	17.9%
Other operating results, net	593	(110)	-	624	(113)	-
Fees	(486)	(218)	122.9%	(516)	(246)	109.8%
Profit from operations	10,296	3,563	189.0%	15,823	6,354	149.0%
Share of profit / (loss) of associates and joint ventures	(9)	56	-	380	53	617.0%
Profit from operations before financial results and income tax	10,287	3,619	184.2%	16,203	6,407	152.9%
Financial results, net	(2,262)	(1,361)	66.2%	(6,938)	(2,941)	135.9%
Profit before income tax	8,025	2,258	255.4%	9,265	3,466	167.3%
Income tax	1,682	(436)	-	457	(1,015)	-
Profit for the period from continued operations	9,707	1,822	432.8%	9,722	2,451	296.7%
Profit / (loss) from discontinued operations after income tax	194	4,624	(95.8%)	207	4,273	(95.2%)
Profit for the period	9,901	6,446	53.6%	9,929	6,724	47.7%

Profit for the period attributable to:
Equity holder of the parent	4,392	2,174	102.0%	4,613	2,197	110.0%
Non-controlling interest	5,509	4,272	29.0%	5,316	4,527	17.4%

The Company’s consolidated revenues increased 18.7% in the first semester of fiscal year 2018 as compared to the same semester of fiscal year 2017, whereas profit from operations, excluding the effect of the net gain from fair value adjustment on investment properties, reached ARS 4,156 million, 80.0% higher than in the same period of 2017.

Net result for 6M18 registered a gain of ARS 9,929 million compared to a gain of ARS 6,724 million in 6M17 (Attributable to Cresud ARS 4,613 million in 6M18 vs. ARS 2,197 million in 6M17) mainly explained by higher results from changes in the fair value of investment properties coming from the Argentine business center of our subsidiary IRSA due to the positive tax reform impact in Argentina and exchange rate, compensated by a non-cash loss in Israel business center due to a debt exchange at Discount Corporation Ltd. In September 2017, Discount Corporation (“DIC”), subsidiary of IDB Development Corporation (“IDBD”), made a partial debt swap, recognizing a loss equal to the difference between the repayment of an outstanding loan and the fair value of the new debt for an amount of approximately NIS 461 million (equivalent to ARS 2,228 million) recorded under Net Financial Results as financial costs.

2

Description of Operations by Segment

	6M 2018
		Urban Properties and Investments
	Agri	Argentina	Israel	Subtotal	Total	6M18 vs. 6M2017 Var
Revenues	2,983	2,593	39,621	42,214	45,197	18.7%
Costs	(2,484)	(517)	(27,896)	(28,413)	(30,897)	16.2%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	172	-	-	-	172	377.8%
Changes in the net realizable value of agricultural produce after harvest	89	-	-	-	89	-
Gross profit	760	2,076	11,725	13,801	14,561	27.3%
Net gain from fair value adjustment on investment properties	170	10,472	1,150	11,622	11,792	156.8%
Gain from disposal of farmlands	-	-	-	-	-	-
General and administrative expenses	(208)	(445)	(1,793)	(2,238)	(2,446)	22.0%
Selling expenses	(330)	(202)	(7,519)	(7,721)	(8,051)	18.0%
Other operating results, net	17	(45)	635	590	607	(672.6%)
Management fees	(14)	(372)	(130)	(502)	(516)	109.8%
Profit from operations	395	11,484	4,068	15,552	15,947	130.2%
Share of (loss) / profit of associates	(5)	461	(227)	234	229	689.7%
Segment profit	390	11,945	3,841	15,786	16,176	132.6%

	6M 2017 (adjusted)
		Urban and Investment Properties
	Agri	Argentina	Israel	Subtotal	Total
Revenues	1,969	2,085	34,021	36,106	38,075
Costs	(1,721)	(409)	(24,463)	(24,872)	(26,593)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	36	-	-	-	36
Changes in the net realizable value of agricultural produce after harvest	(77)	-	-	-	(77)
Gross profit	207	1,676	9,558	11,234	11,441
Gain from fair value adjustment on investment properties	329	3,290	973	4,263	4,592
Gain from disposal of farmlands	72	-	-	-	72
General and administrative expenses	(160)	(367)	(1,478)	(1,845)	(2,005)
Selling expenses	(256)	(185)	(6,381)	(6,566)	(6,822)
Other operating results, net	8	(19)	(95)	(114)	(106)
Management fees	(13)	(144)	(89)	(233)	(246)
Profit from operations	187	4,251	2,488	6,739	6,926
Share of (loss) / profit of associates	1	(58)	86	28	29
Segment profit	188	4,193	2,574	6,767	6,955

Agricultural Business

Period Summary

The 2018 season is developing under a slight “La Niña” pattern in Argentina. To date, we have completed all of the sowing planned for the campaign in the region. We expect to have similar yields to the previous campaign.

As concerns sale of farms, in the first quarter of fiscal year 2018 we consummated the sale of “La Esmeralda” farm, located in Santa Fe, for USD 19 million. Gain from this transaction will be recorded in the fourth quarter of fiscal year 2018, upon execution of the title deed. We expect to concrete new farmland sales in the second semester of FY 2018.

3

Our Portfolio

Our portfolio under management is composed of 764,666 hectares, of which 300,338 are in operation and 464,328 are land reserves distributed among the four countries in the region where we operate: Argentina, with a mixed model combining land development and agricultural production; Bolivia, with a productive model in Santa Cruz de la Sierra; and through our subsidiary BrasilAgro, Brazil and Paraguay, where the strategy is exclusively focused on the development of lands.

Breakdown of Hectares
(Own and under Concession) (*)(**)(***)

	Productive Lands		Land Reserves
	Agricultural	Cattle / Milk	Under Development	Reserved	Total
Argentina	63,684	159,434	2,486	329,964	555,568
Brazil	47,523	9,841	-	82,260	139,624
Bolivia	8,858	-	-	1,017	9,875
Paraguay	7,263	3,736	2,016	46,585	59,600
Total	127,327	173,011	4,502	459,826	764,666
(*)Includes Brazil, Paraguay, Agro-Uranga S.A. at 35.723% and 132,000 hectares under Concession.
(**)Includes 85,000 hectares intended for sheep breeding (***) Excludes double crops.

Leased(*)

	Agricultural	Cattle / Milk	Other	Total
Argentina	36,344(*)	12,635	-	48,979
Brazil	26,339	-	-	26,339
Total	62,683	12,635	-	75,318
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development, Transformation and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

During the first quarter of fiscal year 2018 we executed a preliminary agreement with an unrelated third party for the sale of the entire “La Esmeralda” farm, comprising 9,352 hectares intended for agriculture and cattle breeding, located in the District of 9 de Julio, Province of Santa Fe, Argentina. The total transaction amount was USD 19 million (USD 2,031 per hectare) of which USD 4 million (equivalent to Ps. 69) have been paid. The outstanding balance of USD 15 million will be collected as follows: USD 3 million upon execution of the title deed and surrender of possession in June 2018, and the balance (which is secured by a mortgage on the property) is payable in four equal instalments, the last one maturing in April 2022, accruing interest at 4% per annum over outstanding balances. The farm was booked at approximately ARS 52 million.

4

The gain from the sale of “La Esmeralda” will be booked in the fourth quarter of fiscal year 2018. In view of this, no results from disposition of farmlands were recorded in the first quarter of 2018, compared to a gain of ARS 72 million in the first quarter of 2017 resulting from the sale of “El Invierno” and “La Esperanza” farms, comprising 2,615 hectares intended for agriculture, located in the District of “Rancul”, Province of La Pampa.

in ARS million	IIQ 18	IIQ 17	YoY Var	6M 18	6M 17	YoY Var
Revenues	-	-	-	-	-	-
Costs	(3)	(2)	50.0%	(7)	(5)	40.0%
Gross loss	(3)	(2)	50.0%	(7)	(5)	40.0%
Net gain from fair value adjustment on investment properties	118	329	(64.1%)	170	329	(48.3%)
Gain from disposal of farmlands	-	(1)	(100.0%)	-	72	(100.0%)
Profit from operations	109	313	(65.2%)	157	383	(59.0%)
Segment profit	109	313	(65.2%)	157	383	(59.0%)

Profit from this segment decreased by ARS 226 million, from a profit of ARS 383 million for the first semester of FY 2017 down to a profit of ARS 157 million for the same period of FY 2018. The lower result is explained by lower results in farmland sales and a lower gain on the result of changes in the fair value of the investment properties that was reduced from ARS 329 million in 6M17 to ARS 170 million in 6M18.

Area under Development (hectares)	Developed in 2016/2017	Projected for 2017/2018
Argentina*	2,172	2.486
Brazil	9,601	-
Paraguay	1,553	2.016
Total	13,326	4.502
*2016/2017: Corresponds to Phase II transformation hectares.

During this season we expect to transform 4,502 hectares in the region: 2,016 hectares in Paraguay and 2,486 hectares in Argentina.

II)
Agricultural Production

II.a) Crops and Sugarcane

Crops

In ARS Million	IIQ 18	IIQ 17	YoY Var	6M 18	6M 17	YoY Var
Revenues	451	257	75.5%	910	644	41.3%
Costs	(338)	(216)	56.5%	(669)	(555)	20.5%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(21)	3	-	(20)	10	-
Changes in the net realizable value of agricultural produce after harvest	37	21	76.2%	89	(77)	-
Gross profit / (loss)	129	65	98.5%	310	22	1309.1%
General and administrative expenses	(37)	(33)	12.1%	(76)	(67)	13.4%
Selling expenses	(112)	(77)	45.5%	(219)	(169)	29.6%
Other operating results, net	12	(29)	-	19	15	26.7%
Profit / (loss) from operations	(9)	(74)	(87.8%)	33	(199)	-
Share of loss of associates	4	9	(55.6%)	2	4	(50.0%)
Segment income / (loss)	(5)	(65)	(92.3%)	35	(195)	-

5

Sugarcane

In ARS Million	IIQ 18	IIQ 17	YoY Var	6M 18	6M 17	YoY Var
Revenues	210	73	187.7%	583	235	148.1%
Costs	(217)	(52)	317.3%	(509)	(202)	152.0%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	136	4	3,300.0%	195	19	926.3%
Gross profit	129	25	416.0%	269	52	417.3%
General and administrative expenses	(19)	(10)	90.0%	(38)	(21)	81.0%
Selling expenses	(3)	(1)	200.0%	(4)	(3)	33.3%
Other operating results, net	(2)	(2)	0.0%	(3)	(6)	(50.0%)
Profit from operations	99	12	725.0%	217	22	886.4%
Segment profit	99	12	725.0%	217	22	886.4%

Operations

Production Volume (1)	6M 18	6M 17	6M 16	6M 15	6M 14
Corn	257,650	227,042	174,105	222,456	79,336
Soybean	11,088	4,649	12,064	18,464	14,269
Wheat	31,193	29,360	14,798	15,650	11,875
Sorghum	606	732	448	1,335	3,789
Sunflower	2,181	55	-	785	-
Others	1,171	2,150	5,284	2,716	1,283
Total Crops (tons)	303,889	263,988	206,699	261,406	110,552
Sugarcane (tons)	911,759	554,260	877,396	673,575	477,235
(1) Includes Brasilagro, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

Volume of	6M 18			6M 17			6M 16			6M 15			6M 14
Sales (1)	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total
Corn	206.0	6.0	212.0	196.1	0.0	196.1	93.7	37.9	131.6	219.8	0.0	219.8	149.1	0.0	149.1
Soybean	69.8	5.8	75.6	53.1	0.0	53.1	86.9	8.5	95.4	76.4	14.2	90.6	63.9	3.0	66.9
Wheat	23.4	0.0	23.4	1.2	1.0	2.2	6.2	28.9	35.1	3.3	0.0	3.3	3.7	0.0	3.7
Sorghum	0.0	0.0	0.0	0.7	0.0	0.7	0.3	0.0	0.3	0.6	0.0	0.6	3.2	0.0	3.2
Sunflower	0.5	0.0	0.5	0.6	0.0	0.6	4.7	0.0	4.7	1.8	0.0	1.8	5.8	0.0	5.8
Others	0.8	0.0	0.8	2.1	0.0	2.1	2.7	0.0	3.0	0.7	0.0	0.7	5.6	0.0	5.6
Total Crops (thousands of tons)	300.5	11.8	312.3	253.8	1.0	254.8	194.5	75.3	270.1	302.6	14.2	316.8	231.3	3.0	234.3
Sugarcane (thousands of tons)	1,234.8	-	1,234.8	554.1	-	554.1	827.3	-	827.3	680.4	-	680.4	540.5	-	540.5
D.M.: Domestic market
F.M.: Foreign market
(1) Includes Brasilagro, CRESCA at 50%, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

The result of the Grains segment increased ARS 230 million, from ARS 195 million loss during the first half of the FY 2017 to ARS 35 million gain during the same period of the FY 2018, mainly as a result of:

6

● A positive variation of ARS 235 million in the net gross result of commercial expenses and commodity derivatives, mainly from:

● A positive variation of ARS 268 million mainly originated in Argentina, as a result of the gain that took place in the current period due to the increase in the prices of corn and soybeans, while in the previous period there was a loss for the adjustment of the prices of corn and soybeans after the price peak reached at the end of June 2016, reflected in the results of sale and holdings.

● Compensated for a loss in the result of production of ARS 32 million, mainly originated in Argentina as a result of a lower expected corn production, and Bolivia due to production costs higher than the price of soybeans and to lower expected prices and yields from corn.

The result of the Sugar Cane segment increased by ARS 195 million, going from a profit of ARS 22 million in the first semester of the FY 2017 to a profit of ARS 217 million in the same period of the FY 2018. This is mainly due to:

● A positive variation of the result from net sale of commercial expenses of ARS 39 million, mainly due to a better price and greater volume traded in Brazil as a result of the higher production generated by the incorporation of 15,000 productive hectares in sharecropping towards the end of last year

● In addition to an increase in the production result of ARS 174 million, mainly from Brazil as a result of higher production derived from a larger area and better prices partially offset by higher costs and lower yields.

● A loss of ARS 17 million from administrative expenses, mainly due to the positive variation of the exchange rate and a higher percentage of allocation of same to the Brazilian segment.

Area in Operation - Crops (hectares) (1)	As of 12/31/17	As of 12/31/16	YoY Var
Own farms	111,316	103,357	7.7%
Leased farms	66,089	60,168	9.8%
Farms under concession	23,636	22,574	4.7%
Own farms leased to third parties	9,533	7,651	24.6%
Total Area Assigned to Crop Production	210,574	193,750	8.7%
(1) Includes AgroUranga, Brazil and Paraguay.

The area in operation assigned to the crops segment increased by 8.7% as compared to the same period of the previous fiscal year, mainly due to the larger area of own farms and own farms leased to third parties.

II.b) Cattle and Dairy Production

During the past season we started raising cattle in Brazil, in addition to our cattle operations in Argentina and Paraguay.

Production Volume (1)	6M 18	6M 17	6M 16	6M 15	6M14
Cattle herd (tons)	4,731	4,448	3,717	4,124	3,676
Milking cows (tons)	186	258	311	227	276
Cattle (tons)	4,917	4,706	4,028	4,351	3,952
Milk (thousands of liters)	3,891	7,971	9,082	9,129	10,129
(1)
Includes Carnes Pampeanas and CRESCA at 50%.

7

Volume of	6M 18			6M 17			6M 16			6M 15			6M 14
Sales (1)	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total
Cattle herd	5.5	0.0	5.5	4.3	0.0	4.3	5.7	0.0	5.7	6.2	0.0	6.2	7.2	0.0	7.2
Milking cows	1.3	0.0	1.3	0.7	0.0	0.7	0.3	0.0	0.3	0.3	0.0	0.3	0.2	0.0	0.2
Cattle (thousands of tons)	6.8	0.0	6.8	5.0	0.0	5.0	6.0	0.0	6.0	6.5	0.0	6.5	7.4	0.0	7.4
Milk (millions of liters)	3.9	0.0	3.9	7.6	0.0	7.6	8.7	0.0	8.7	8.8	0.0	8.8	9.9	0.0	9.9
D.M.: Domestic market
F.M.: Foreign market

Cattle

In ARS million	IIQ 18	IIQ 17	YoY Var	6M 18	6M 17	YoY Var
Revenues	131	72	81.9%	184	133	38.3%
Costs	(110)	(59)	86.4%	(154)	(104)	48.1%
Initial recognition and changes in the fair value of biological assets and agricultural produce	15	8	75.0%	9	7	14.3%
Gross profit	36	21	66.7%	39	36	5.6%
Profit/(Loss) from operations	11	5	120.0%	(4)	2	-
Profit/(Loss) from the segment	11	5	120.0%	(4)	2	-

During the semester, we observed a result of approximately ARS 6 million lower than in the first half of FY 2017. This is mainly due to an increase in costs higher than income in Argentina offset by a greater gain on the holding result originated mainly in Brazil.

Area in operation – Cattle (hectares) (1)	As of 12/31/17	As of 12/31/16	YoY Var
Own farms	86,297	88,430	(2.4%)
Leased farms	12,635	12,635	0.0%
Farms under concession	1,404	1,451	(3.2%)
Own farms leased to third parties	70	70	0.0%
Total Area Assigned to Cattle Production	100,406	102,586	(2.1%)
(1) Includes AgroUranga, Brazil and Paraguay.

➢
The area under livestock exploitation has decreased slightly, mainly as a consequence of the decrease of hectares in Brazil destined for the activity, offset by an increase in hectares in Paraguay.
Stock of Cattle Herds	As of 12/31/17	As of 12/31/16	YoY Var
Breeding stock	83,630	68,865	21.4%
Winter grazing stock	9,949	12,175	(18.3%)
Milk farm stock	762	4,060	(81.2%)
Total Stock (heads)	94,341	85,100	10.9%

Dairy

In ARS million	IIQ 18	IIQ 17	YoY Var	6M 18	6M 17	YoY Var
Revenues	58.0	31	87.1%	77	51	51.0%
Costs	(38)	(29)	31.0%	(55)	(48)	14.6%
Gross profit	10	2	400.0%	10	3	233.3%
Profit / (Loss) from operations	4	(2)	-	3	(3)	-
Profit / (Loss) from the segment	4	(2)	-	3	(3)	-

In December 2017 we decided to discontinue our dairy activity developed in the farm “El Tigre” in Argentina due to the adverse conditions of the sector. The result of the segment increased by ARS 6 million, going from a loss of ARS 3 million for the first semester of the FY 2017 to a gain of ARS 3 million for the first semester of the FY 2018. This was mainly due to the sale of the milking cows farm as a result of the ending of the activity.

8

Milk Production	12/31/2017	12/31/2016	YoY Var
Daily average milking cows (heads)	880	1,774	(50.4%)
Milk Production / Milking Cow / Day (liters)	24.55	24.42	0.5%

Area in Operation – Dairy (hectares)	As of 12/31/17	As of 12/31/16	YoY Var
Own farms	240	2,273	(89,4%)

II.c) Agricultural Rental and Services

in ARS million	IIQ 18	IIQ 17	YoY Var	6M 18	6M 17	YoY Var
Revenues	26	18	44.4%	46	30	53.3%
Costs	(2)	(10)	(80.0%)	(2)	(12)	(83.3%)
Gross profit	24	8	200.0%	44	18	144.4%
Profit from operations	19	4	375.0%	36	14	157.1%
Segment profit	19	4	375.0%	36	14	157.1%

Profit from this segment for the first semester of 2018 increased 157.1% as compared to the same period of the previous fiscal year, mainly due to an increase in leased hectares in Fazenda Jatobá and the addition of Fazenda Sao José in the first quarter of fiscal year 2018, boosted by the variation in the exchange rate.

III) Other Segments

We include within "Others" the results coming from our Agroindustrial activities and our investment in FyO.

The "Others" segment recorded a loss of ARS 54 million in the 6-month period of 2018, mainly explained by a loss of our agro-industrial business, developed in our refrigeration plant in La Pampa for ARS 48 million, offset by lower results from our subsidiary Futures and Options (FyO) for ARS 6 million.

FyO, which develops the activity of grain commercialization and sale of inputs, observed a decrease in the result of ARS 25.1 million mainly explained as a decrease in sales results on consignment of ARS 29.3 million due to (i) strategic decision, to increase retained balances and increase financial and brokerage revenues, (ii) purchases of cereals related to consignment sales at higher than expected market prices, which reduced margins, and (iii) increased costs of 105% for sealed soybeans, freight and cost of direct personnel affected to the trading that was incorporated during the current fiscal year. On the other hand, in our agroindustrial business we had lower losses as a result of an increase in external and domestic market sales, caused by the increase in slaughter levels and prices, added to an increase in costs in a lower proportion that revenues, which were offset by higher selling and administrative expenses, due to the country's inflationary context.

9

Urban Properties and Investments Business (through our subsidiary IRSA Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of December 31, 2017, our direct and indirect equity interest in IRSA was 63.38% over stock capital.

Consolidated Results of our Subsidiary IRSA Inversiones y Representaciones S.A.

Consolidated Results

In ARS Million	IIQ 18	IIQ 17	YoY Var	6M 18	6M 17	YoY Var
Revenues	22,829	19,043	19.9%	43,041	36,831	16.9%
Profit from operations	10,100	3,358	200.8%	15,425	6,164	150.2%
Depreciation and amortization	1,389	1,263	10.0%	2,627	2,374	10.7%
EBITDA	11,489	4,621	148.6%	18,052	8,538	111.4%
Net gain from fair value adjustment on investment properties	(8,096)	(2,279)	255.2%	(11,497)	(3,715)	209.5%
Adjusted EBITDA	3,393	2,342	44.9%	6,555	4,823	35.9%
Profit for the period	10,239	6,402	59.9%	10,270	6,763	51.9%
Attributable to controlling company’s shareholders	7,847	3,568	119.9%	8,357	3,782	121.0%
Attributable to non-controlling interest	2,392	2,834	(15.6%)	1,913	2,981	(35.8%)

Consolidated revenues increased by 16.9% in the first semester of FY 2018 as compared to the same semester of FY 2017, whereas adjusted EBITDA, which excludes the effect of the net gain from fair value adjustment on investment properties, reached ARS 6,555 million, 35.9% higher than in the same semester of 2017.

Operations Center in Argentina
	IIQ 18	IIQ 17	YoY Var	6M 18	6M 17	YoY Var
Revenues	1,374	1,128	21.8%	2,593	2,085	24.4%
Profit from operations	8,339	2,649	214.8%	11,484	4,251	170.1%
Depreciation and amortization	12	18	(33.3%)	23	27	(14.8%)
EBITDA	8,351	2,667	213.1%	11,507	4,278	169.0%
Net gain from fair value adjustment on investment properties	(7,954)	(2,180)	264.9%	(10,472)	(3,290)	218.3%
Adjusted EBITDA	397	487	(18.5%)	1,035	988	4.8%

Operations Center in Israel
	IIT 18	IIT 17	Var a/a	6M 18	6M 17	Var a/a
Revenues	21,027	17,522	20.0%	39,621	34,021	16.5%
Profit from operations	1,875	1,277	46.8%	4,068	2,488	63.5%
Depreciation and amortization	1,373	1,245	10.3%	2,599	2,348	10.7%
EBITDA	3,248	2,522	28.8%	6,667	4,836	37.9%
Net gain from fair value adjustment on investment properties	(228)	(637)	(64.2%)	(1,150)	(973)	18.2%
Adjusted EBITDA	3,020	1,885	60.2%	5,517	3,863	42.8%

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Financial Indebtedness and Other

The following tables contain a breakdown of company’s indebtedness:

Agricultural Business

Description	Currency	Amount (2)	Interest Rate	Maturity
Bank overdrafts	ARS	6.7	Variable	< 30 days
Cresud 2018 NCN, Series XIV (1)	USD	16.0	1.500%	22-May-18
Cresud 2018 NCN, Series XVI (1)	USD	109.1	1.500%	19-Nov-18
Cresud 2019 NCN, Series XVIII (1)	USD	33.7	4.00%	12-Sep-19
Cresud 2019 NCN, Series XXII (1)	USD	22.7	4.00%	1-Aug-19
Other debt (USD)	-	149.2	-	-
CRESUD’s Total Debt		337.4
Debt repurchase		(24.4)
Cash and cash equivalents		(6.8)
Total Net Debt		306.2
Brasilagro’s Total Net Debt		11.8

(1)Excludes repurchases
(2)Principal amount stated in USD (million) at an exchange rate of 18.65 ARS/USD, 6.96 BOB/USD and 3.31 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.

Urban Properties and Investments Business

Operations Center in Argentina

Financial Debt as of December 31, 2017:

Description	Currency	Amount (1)
IRSA’s Total Debt	USD	338.9
IRSA’s Cash & Cash Equivalents+Investments(2)	USD	4.0
IRSA’s Net Debt	USD	334.9
IRSA CP’s Total Debt	USD	505.4
Cash & Cash Equivalents+Investments (3)	USD	314.8
IRSA CP’s Total Net Debt	USD	190.6

(1) Principal amount in USD (million) at an exchange rate of ARS 18.65/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2) “IRSA’s Cash & Cash Equivalents plus Investments” includes IRSA’s Cash & Cash Equivalents + IRSA’s Investments in current and non-current financial assets.
(3) “IRSA CP’s Cash & Cash Equivalents plus Investments” includes IRSA CP’s Cash & Cash Equivalents + Investments in current financial assets and our holding in TGLT’s bond.

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Operations Center in Israel

Net Financial Debt (USD million)

Debt(1)	Amount
IDBD	704
DIC	978

(1)
Net Debt as of September 30, 2017 according to the companies Separate Statutory Financial Statements.

On September 28, 2017, DIC made a partial swap offer to the holders of series F bonds, proposing them to exchange such bonds for series J bonds. Series J has substantially different terms from those applicable to series F; therefore, a payment for series F was booked, and a new financial commitment at fair value was recorded in respect of series J. In addition, the previous debt (series F) had been recorded as of October 11, 2015 (IDBD’s consolidation date) at its listing value as of such date with a discount over par. As a result of this swap, DIC recorded a loss equal to the difference between the amount repaid and the amount of the new debt, for approximately NIS 461 million (equivalent to approximately ARS 2,228 million as of such date) which was included under “Financial costs”.

Comparative Summary Consolidated Balance Sheet Data

In ARS Million	Dec-17	Dec-16
Current assets	83,550	61,532
Non-current assets	189,354	151,166
Total assets	272,904	212,698
Current liabilities	55,514	43,727
Non-current liabilities	157,072	122,586
Total liabilities	212,586	166,313
Total equity and reserves attributable to equity holders of the parent	19,395	16,234
Third party interest (or non-controlling interest)	40,923	30,152
Shareholders’ equity	60,318	46,386
Total liabilities plus third party interests (or non-controlling interest) plus Shareholders’ Equity	272,904	212,699

Comparative Summary Consolidated Statement of Income Data

In ARS Million	6MFY2018	6MFY2017
Gross profit	14,518	11,413
Profit from operations	15,823	6,354
Share of profit / (loss) of associates and joint ventures	380	53
Profit before financial results and income tax	16,203	6,407
Financial results, net	(6,938)	(2,941)
Profit before income tax	9,265	3,466
Income Tax	457	(1,015)
Profit from continued operations	9,722	2,451
Profit from discontinued operations after tax	207	4,273
Profit for the period	9,929	6,724
Controlling company’s shareholders	4,613	2,197
Non-controlling interest	5,316	4,527

Profit for the period	9,929	6,724
Other comprehensive (loss) / income for the period (1)	1,210	1,645
Total comprehensive (loss) / income for the period	11,139	8,369
Controlling company’s shareholders	4,973	2,697
Non-controlling interest	6,166	5,672
(1) Corresponds to translation differences

12

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS Million	6MFY2018	6MFY2017
Net cash generated by operating activities	6,036	4,627
Net cash used in investing activities	(9,879)	2,347
Net cash generated by financing activities	7,908	2,255
Total cash generated by or used during the period	4,065	9,229

Ratios

In ARS Million	Dec-17	Dec-16
Liquidity (1)	1.51	1.41
Solvency (2)	0.28	0.28
Restricted assets (3)	0.69	0.71
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity / Total Liabilities
(3) Non-current Assets / Total Assets

Material Facts

October 2017: General Ordinary and Extraordinary Shareholders’ Meeting

On October 31, 2017, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting was held, and the following resolutions were adopted by majority vote:

Distribution of cash dividend for ARS 395 million.

Fees payable to the Board of Directors and Supervisory Committee for fiscal year 2017 ended June 30, 2017.

Renewal of appointment of regular and alternate directors due to expiration of their terms and appointment of new alternate director.

Increase in the USD 300 million Global Note Program by an additional amount of up to USD 200 million.

November 2017: Dividend Payment

In November 2017, we made available to our shareholders a cash dividend in the amount of ARS 395 million (ARS / share 0.7874 and ARS / ADR 7.8741).

November 2017: Sale of Interest in FyO

On November 9 past, we sold to an unrelated third party 154,929 shares in our controlled company Futuros y Opciones.com S.A. (FyO), representing 9.493% of its stock capital, for an amount of USD 3.04 million, which was fully collected.

As a result of this sale, the Company reduced its equity interest in FyO from 59.6% to 50.1% of its stock capital.

Gain from this transaction amounts to approximately ARS 42.6 million, and it will be recorded in the Company’s financial statements for the second quarter of fiscal year 2018.

February 2018: Bond Issuance

On February 8, we have issued a bond in the local market for the sum of USD 113 million at a fixed rate of 6.5% maturying in 2023. The funds will be used to cancel existing liabilities.

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Prospects for the next fiscal year

We expect a 2018 campaign with agricultural productive results in line with those observed in 2017, average yields and controlled costs. In relation to the cattle activity, we will continue to focus our production in our own farms, mainly in the Northwest of the country controlling costs and with stabilized prices. In the case of our "El Tigre" dairy farm, we have decided to discontinue operations and proceed to sell the milking cows.

In terms of sales and land development, we hope to have the permits to increase the area under development since we have a large area of land reserves in the region with agricultural and / or cattle potential while we will continue selling the farms that have reached their maximum level of appreciation. We hope to be able to specify new farmland sales during the second semester of 2018.

In relation to our segment of urban properties and investments, we expect the real estate businesses from our subsidiary IRSA to maintain the solidity they demonstrated in the first half of the year in their two operations centers: Argentina and Israel.

We believe that companies like Cresud, with many years of experience and great knowledge of the sector, will have excellent opportunities to take advantage of the best opportunities in the market, especially considering that our main job is to produce food for a world population that grows and demands it.